As Filed with the Securities and Exchange Commission on August 26, 2003
Registration No. 333-107304

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 ON FORM S-1
TO
FORM S-3 REGISTRATION STATEMENT Under THE SECURITIES ACT OF 1933
TRAVELZOO INC.
(Exact name of registrant as specified in its charter)
DELAWARE (State or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number)	36-4415727 I.R.S. Employer Identification No.)

590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Ralph Bartel
Chief Executive Officer
Travelzoo Inc.
590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
Fax: (212) 521-4230
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all correspondence to:
Denis P. McCusker, Esq. Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102-2750 (314) 259-2000 Fax: (314) 259-2020	Neil J Wertlieb, Esq. Milbank, Tweed, Hadley & McCloy LLP 601 South Figueroa Street, 30th Floor Los Angeles, California 90017 (213) 892-4410 Fax: (213) 892-4710

         Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.         ☒
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.        ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.         ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 26, 2003

354,400 Shares

Common Stock
_________________

        This prospectus relates to resales of up to 354,400 shares of our common stock, par value $.01 per share, by the selling stockholders listed in this prospectus starting on page 33 .

        Subject to the terms and conditions of the underwriting agreement described in this prospectus, Wedbush Morgan Securities has agreed as underwriter to purchase from Ralph Bartel, our Chief Executive Officer, 300,000 shares of common stock owned by him. In connection with such underwriting arrangements, Mr. Bartel has agreed to issue to Wedbush Morgan Securities a warrant to purchase up to 30,000 additional shares of our common stock at a purchase price equal to 120% of the price to the public hereunder. The shares offered hereby include the shares issuable upon exercise of that warrant. Wedbush Morgan Securities is not purchasing the shares of common stock offered by selling stockholders other than Mr. Bartel. See “Plan of Distribution – Underwriting” beginning on page 37 .

        The selling stockholders other than Ralph Bartel or their transferees may sell their shares of common stock from time to time in accordance with the plan of distribution described in this prospectus. See “Plan of Distribution – Selling Stockholders Other than Mr. Bartel” beginning on page 37 .

        Our shares are included in the OTC Bulletin Board under the symbol “TVZO.” On July 23, 2003, the last reported sale price of our common stock was $6.00 per share. We have submitted an application for listing on the NASDAQ SmallCap Market under the symbol “TZOO.” This offering is intended primarily to allow Travelzoo to satisfy the requirement for listing on the NASDAQ SmallCap Market that we have 300 round lot holders of our common stock. A qualifying round lot holder is a stockholder who owns at least 100 shares of Travelzoo stock. There can be no assurance that our shares will be listed on the NASDAQ SmallCap Market upon consummation of this offering or ever. See Risk Factors” beginning on page 5.

Investing in these securities involves risks. You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing the common stock.
_________________
	Per Share		Total
Price to the public (1)	$	________	$	________
Underwriting discount (1)		________		________
Proceeds to the selling stockholders (1)(2)(3)		________		________

(1)	This refers only to the shares covered by the underwriting agreement with Wedbush Morgan Securities which are held by Ralph Bartel. The shares of the other selling stockholders may be sold at varying prices from time to time, as described under “Plan of Distribution.”
(2)	Ralph Bartel has granted Wedbush Morgan Securities an option for 45 days to purchase up to an additional 45,000 shares of common stock held by Mr. Bartel at the public offering price per share, less the underwriting discount, solely to cover overallotments. If such option is exercised in full, the total proceeds to the selling stockholders will be $______________. See “Plan of Distribution – Underwriting.”
(3)	We intend to pay the expenses of the offering, which are estimated to be $______________.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is August __, 2003.

        To facilitate this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock, including overalloting shares of our common stock in connection with this offering and bidding for and purchasing shares of our common stock at a level above that which might otherwise prevail in the open market. Such stabilizing, if commenced, may be discontinued at any time. See “Plan of Distribution – Underwriting.”

SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 5, before making an investment decision.

TRAVELZOO INC.

Overview

        We are an Internet media company that publishes online advertisements of sales and specials for hundreds of travel companies. We provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of potential consumers. While our products provide advertising opportunities for travel companies, they also provide Internet users with a free source of information on current sales and specials from hundreds of travel companies.

        Our products include the Travelzoo website, the Travelzoo Top 20 e-mail newsletter, and the Weekend.com e-mail newsletter. Our Travelzoo website at http://www.travelzoo.com lists sales and specials from approximately 200 travel companies and it reaches 5.1 million Internet users per month. Our Travelzoo Top 20 is a free weekly e-mail newsletter that highlights attractive sales and specials from selected travel companies. As of July 1, 2003, the Travelzoo Top 20 newsletter had 4.6 million subscribers. Our Weekend.com newsletter is a free weekly e-mail newsletter that features ideas and travel opportunities for weekends. We launched this product in November 2002 and as of July 1, 2003, it had 822,000 subscribers.

        More than 200 companies purchase our advertising services, including American Airlines, American Express, Alamo Rent-A-Car, Avis Rent-A-Car, British Airways, Carnival Cruise Lines, Liberty Travel, Delta Air Lines, Expedia, Fairmont Hotels & Resorts, Hilton Hotels, JetBlue Airways, Marriott Hotels, Park Place Entertainment, Southwest Airlines, Starwood Hotels & Resorts Worldwide, Royal Caribbean, United Airlines, and US Airways.

        Our revenues are generated from advertising sales. Our revenues have grown rapidly since we began operations in 1998, primarily driven by an increasing number of travel companies listing their sales and specials on the Travelzoo website and in the Travelzoo Top 20 newsletter. For the year ended December 31, 2002, revenues were $9.8 million compared to $6.1 million in 2001, an increase of 61%. Net income for 2002 was $853,071 versus $363,735 in the prior year. For the six months ended June 30, 2003, revenues increased 92% to $8.0 million compared to $4.2 million for the same period last year. For the six months ended June 30, 2003, net income increased to $981,010 from $281,620 for the same period last year, an increase of 248%. For the year ended December 31, 2002, our two largest clients accounted for 15% and 14% of our revenues. In the six months ended June 30, 2003, we acquired 1,472,000 new subscribers for our Travelzoo Top 20 newsletter in addition to the 2,385,000 new subscribers we acquired in 2002.

Our Industry

        According to the Newspaper Association of America, travel companies spent $1.4 billion in 2002 on national advertising in newspapers. We believe that newspapers are currently the main medium for travel companies to advertise their sales and specials. However, we believe that travel companies will increase their spending on Internet advertising of sales and specials due to the following factors: first, market research shows that the Internet has become consumers’ preferred information source for travel; second, Internet advertising provides travel companies advantages compared to print advertising such as real-time listings, real-time updates, and performance tracking; third, the Internet allows travel companies to advertise their sales and specials in a fast, flexible, and cost-effective manner that has not been possible before. Fourth, we believe that many travel suppliers prefer to sell their travel services directly to consumers, as an alternative to distribution through travel agents.

Competitive Strengths

        We have developed our company to be a leader in the field of online advertising for travel companies. We provide travel companies with the following key features:

  Real-Time Listings of Special Offers. Our technology allows travel companies to advertise new special offers on a real-time basis.
  Real-Time Updates. Our technology allows travel companies to update their listings on a real-time basis.
  Real-Time Performance Reports. We provide travel companies with real-time tracking of the performance of their advertising campaigns. Our solution enables travel companies to optimize their campaigns by removing or updating unsuccessful listings and further promoting successful listings.
  Access to Millions of Consumers. We provide travel companies fast access to millions of travel shoppers.
  National Reach. We offer travel companies access to Internet users across the U.S.

        Furthermore, our products and services provide consumers information on current special offers with the following key features:

  Aggregation of Offers from Many Companies. Our Travelzoo website and our Travelzoo Top 20 e-mail newsletter aggregate information on current special offers from approximately 200 travel companies. This saves the consumer time when searching for travel sales and specials.
  Current Information. Compared to newspaper ads, we provide consumers with more current information, since our technology enables travel companies to update their listings on a real-time basis.
  Search Tools. We provide consumers with the ability to search for specific special offers.

Growth Strategy

        Our objective is to become the largest online publisher of sales and specials for travel companies. Key elements of our strategy include:

  Build Strong Brand Awareness. We believe that it is essential to establish a strong brand with Internet users and within the travel industry. We currently utilize an online marketing program to promote our brands to Internet users. In addition, we believe that we build brand awareness by product excellence that is promoted by word-of-mouth. We utilize sponsorships at industry conferences and public relations to promote our brands within the travel industry.
  Increase Reach. In order to attract more users to our products, we intend to expand our advertising campaigns as our business grows. We believe that we can also attract more users by product excellence that is promoted by word-of-mouth.
  Maintain Quality User Base. We believe that, in addition to increasing our reach, we need to maintain the quality of our user base by producing high quality content.
  Increase Number of Advertising Clients. We intend to continue to grow our advertising client base by expanding the size of our sales force.
  Provide Excellent Service. We believe it is important to provide our advertising clients with excellent service in terms of the development and placement of their advertisements.

Corporate Information

        Our principal business office is located at 590 Madison Avenue, 21st Floor, New York, New York 10022 and our telephone number is (212) 521-4200. Our website is http://www.travelzoo.com. Additionally, we have offices in Chicago, Miami, and Mountain View (California). Our local presence in these regions allows us to better source and publish information on travel specials which are relevant to each regional market. In addition, these regional offices provide local proximity for our sales force to better service advertisers.

THE OFFERING

Common stock offered by the selling stockholders	354,400 shares
Common stock outstanding	19,425,147 shares as of June 30, 2003 (1)
Purpose of offering	To meet the NASDAQ SmallCap Market listing requirement of having 300 round lot holders. A qualifying round lot holder is a stockholder who owns at least 100 shares of Travelzoo stock. There can be no assurance that we will be listed on the NASDAQ SmallCap Market. See “Risk Factors” beginning on page 5.

Selling Stockholders	Of the shares offered hereby, 300,000 shares are held by Ralph Bartel, our Chief Executive Officer, 24,400 shares are held by charitable organizations to which Mr. Bartel donated such shares, and 30,000 shares are issuable on exercise of a warrant to be issued to Wedbush Morgan Securities by Mr. Bartel pursuant to the underwriting agreement relating to this offering.

Use of proceeds	We will not receive any proceeds from the sale of shares offered hereby. All such proceeds will be received by the selling stockholders listed in this prospectus under “Principal and Selling Stockholders” beginning on page 33 .

Dividend policy	We have not paid, and do not anticipate paying, dividends on our common stock. See “Price Range of Common Stock and Dividend Information” on page 36 .
Risk factors	See “Risk Factors” beginning on page 5, for a discussion of factors you should carefully consider before deciding to invest in our common stock.
OTC Bulletin Board symbol	TVZO
Proposed NASDAQ SmallCap Market Symbol	TZOO

(1)	Excludes 2,401,938 options, all of which are currently exercisable at a weighted average exercise price of $1.12 per share.

Common Stock Ownership and Netsurfer Shares

        Travelzoo was originally incorporated as Travelzoo.com Corporation (“Travelzoo Bahamas”) in the Commonwealth of The Bahamas. In a “Netsurfer Stockholder” offering, Travelzoo Bahamas issued approximately 2.6 million shares of its common stock to approximately 700,000 visitors who registered on the Travelzoo website. No cash payments were required or received for any of the stock issued pursuant to the Netsurfer Stockholder offering. The number of shares issued was doubled as a result of a subsequent two-for-one stock split. In a series of transactions completed in 2002, Travelzoo Bahamas was merged into Travelzoo Inc., a Delaware corporation, and each share of Travelzoo Bahamas was converted into the right to receive one share of common stock of Travelzoo Inc. As of June 30, 2003, 128,214 former stockholders of Travelzoo Bahamas have taken the steps necessary to receive their shares in Travelzoo Inc., and 7,148,184 shares of common stock have been issued. If all former stockholders of Travelzoo Bahamas accept their shares in Travelzoo Inc., an additional 4,147,690 shares of common stock will be issued. These shares are reported as outstanding in our financial statements.

        The following table sets forth summary consolidated financial data for the periods indicated. It is important that you read this information together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements beginning on page F-1. The historical results are not necessarily indicative of results to be expected for future periods.

SUMMARY FINANCIAL DATA

Statements of Operations:	Period from May 21, 1998 (inception) to December 31, 1998	Year Ended December 31,				Six Months Ended June 30,
		1999	2000	2001	2002	2002	2003

						(unaudited)
Revenues*	$ 84,101	$954,259	$3,949,517	$6,147,938	$9,847,820	$4,177,204	$8,004,936
Cost of revenues	25,362	132,803	282,195	304,081	351,169	172,000	164,169

Gross profit	58,739	821,456	3,667,322	5,843,857	9,496,651	4,005,204	7,840,767

Operating expenses:
Sales and marketing	1,595	350,720	1,484,495	3,274,747	5,726,557	2,312,316	4,218,442
General and	22,046	326,686	1,201,982	1,354,088	2,293,846	1,124,616	1,959,803
administrative
Merger expenses	—	—	231,303	332,721	54,538	54,538	—

Total operating	23,641	677,406	2,917,780	4,961,556	8,074,941	3,491,470	6,178,245
expenses

Income from operations	35,098	144,050	749,542	882,301	1,421,710	513,734	1,662,522
Interest income	—	—	—	2,702	3,971	1,487	5,137

Income before	35,098	144,050	749,542	885,003	1,425,681	515,221	1,667,659
income taxes
Income taxes	6,213	38,646	387,856	521,268	572,610	233,601	686,649

Net income	$ 28,885	$105,404	$ 361,686	$ 363,735	$ 853,071	$ 281,620	$ 981,010

Basic and diluted net
income per share	—	$ 0.01	$ 0.02	$ 0.02	$ 0.04	$ 0.01	$ 0.05
Balance Sheet Data:	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Working capital	$ 78,172	$171,282	$ 185,734	$ 425,147	$1,339,593	$ 696,634	$2,455,049
Total assets	107,051	404,796	1,555,506	2,130,730	3,239,594	2,199,753	4,686,308
Long-term debt	—	—	—	—	—	—	—
Stockholders’ equity	$ 88,885	$194,289	$ 574,148	$ 937,883	$1,790,954	$1,219,503	$2,771,964

*	Revenues in 1998, 1999 and 2000 included commissions revenue of $26,774, $61,015 and $97,451, respectively. Commissions revenue in all other periods was not material.

RISK FACTORS

        You should carefully consider the risks described below and all other information contained this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Related to Our Financial Condition and Business Model

Our limited operating history makes our business difficult to evaluate.

        We were incorporated and began generating revenues in May 1998. Accordingly, we have only a limited operating history for you to consider in evaluating our business. As a young company, we face risks and uncertainties relating to our ability to successfully implement our business plan. You must consider the risks, expenses and uncertainties which can materially affect the business of an early stage company like ours. These risks include uncertainty whether we will be able to:

  increase awareness of the Travelzoo brand;
  attract and retain additional travel companies to list their special offers with us;
  attract additional Internet users to the Travelzoo website;
  increase the functionality of our products and services;
  maintain our current business relationships and develop new ones;
  respond effectively to competitive pressures; and
  continue to develop and upgrade our technology.

We cannot assure you that we will sustain profitability.

        Although we have been profitable in the past, there is no assurance that we will continue to be profitable. We forecast our future expense levels based on our operating plans and our estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among travel companies and Internet users. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to sustain profitability. In this case, the value of Travelzoo’s shares could be reduced.

Fluctuations in our operating results may negatively impact our stock price.

        Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

  mismatches between resource allocation and client demand due to difficulties in predicting client demand in a new market;
  changes in general economic conditions that could affect marketing efforts generally and online marketing efforts in particular;
  the magnitude and timing of marketing initiatives;
  the maintenance and development of our strategic relationships;
  the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;
  our ability to attract and retain key personnel;
  our ability to manage our anticipated growth and expansion;

  our ability to attract traffic to our website; and
  technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically.

        In addition, we plan to significantly increase our operating expenses to expand our sales and marketing, and production departments. If revenues fall below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

        In addition, we are required under generally accepted accounting principles to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We may be required to record a significant expense or charge to earnings in our financial statements in the period any impairment of intangible assets is determined.

We depend on two clients for a substantial part of our revenues.

         In the six months ended June 30, 2003, two clients accounted for 13% and 10%, respectively, of our revenues. In the fiscal year ended December 31, 2002, two clients accounted for 15% and 14%, respectively, of our revenues. The loss of one client or both clients may result in a significant decrease in our revenues and results of operations, which could have a material adverse effect on our business.

Our business model is unproven and may not be adaptable to a changing market.

        Our current revenue model depends on advertising fees from travel companies using our products. If current clients decide not to continue advertising their sales and specials with us and we are unable to replace them with new clients, our business may be adversely affected. To be successful, we must provide online marketing solutions that achieve broad market acceptance by travel companies. In addition, we must attract sufficient Internet users with attractive demographic characteristics to our products. It is possible that we will be required to further adapt our business model in response to changes in the online advertising market or if our current business model is not successful. If we are not able to anticipate changes in the online advertising market or if our business model is not successful, our business could be materially adversely affected, which could reduce the value of your shares.

We may not be able to obtain sufficient funds to grow our business and any additional financing may be on terms adverse to your interests.

        We intend to continue to grow our business, and intend to fund our current operations and our anticipated growth from the cash flow generated from our operations and our retained earnings. However, these sources may not be sufficient to meet our needs. We may not be able to obtain additional financing on commercially reasonable terms, or at all.

        If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business and the value of your shares.

        If we choose to raise additional funds through the issuance of equity securities, you may experience significant dilution of your ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions.

Our business may be sensitive to recessions.

        The demand for online advertising may be linked to the level of economic activity and employment in the U.S. and abroad. Specifically, our business is dependent on the spending of travel companies. The current recession has decreased consumer travel and caused travel companies to reduce or postpone their marketing spending generally, and their online marketing spending in particular. If the current economic downturn continues or worsens in the U.S. or abroad, our business and financial condition could be materially adversely affected, which could reduce the value of your shares.

We may face significant costs with respect to the delivery of paper copies of reports to our stockholders.

        The Securities Exchange Act of 1934 requires us to provide paper copies of certain reports to our stockholders who do not consent to receiving electronic delivery. If a significant number of our stockholders do not consent to electronic delivery of stockholder communications or revoke such consent, we may face significant costs related to the printing and mailing of such reports. These costs may drain our resources and may have a material adverse effect on our business and the value of our shares.

Risks Related to Our Markets and Strategy

The Internet is not a proven marketing medium.

        The future of our business is dependent on the ongoing acceptance by travel companies of the Internet as an effective marketing tool, and on the ongoing acceptance by consumers of the Internet as a source for information on offers from travel companies. The adoption of online marketing by travel companies, particularly among those that have historically relied upon traditional advertising methods, requires the acceptance of a new way of conducting business, marketing and advertising. Many of our potential clients have little or no experience using the Internet as a marketing tool, and not all Internet users have experience using the Internet to look for travel offers. As a result, we cannot be sure that we will be able to effectively compete with traditional advertising methods. If we are unable to compete with traditional advertising methods, our business and results of operations could be materially adversely affected.

We may experience reduced visitor traffic, reduced revenue and harm to our reputation in the event of unexpected network interruptions caused by system failures.

        Our servers and software must be able to accommodate a high volume of traffic. Any substantial increase in demands on our servers will require us to expand and adapt our network infrastructure. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Any catastrophic failure at our co-location facility could prevent us from serving our web traffic for up to several days, and any failure of our Internet service provider may adversely affect our network’s performance. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our products and services to them or results in slower response times. We do not maintain business interruption insurance. Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our products and services or a decrease in responsiveness of our services could result in reduced revenue and could materially adversely affect our reputation and brand.

We may not be able to develop awareness of our brand name.

        We believe that continuing to build awareness of the Travelzoo and the Weekend.com brand names is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of online advertising opportunities, and we believe it could become more important as competition in our industry increases. In order to maintain and build brand awareness, we must succeed in our marketing efforts, provide high quality service and increase the number of Internet users with favorable demographics using Travelzoo and Weekend.com. If we fail to successfully promote and maintain our brands, incur significant expenses in promoting our brands and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand names, our business and the value of your shares could be materially adversely affected.

Our business may be sensitive to events affecting the travel industry in general.

        Events like the war with Iraq or the terrorist attacks on the United States in 2001 have a negative impact on the travel industry. We are not in a position to evaluate the net effect of these circumstances on our business. In the longer term, our business might be negatively affected by financial pressures on the travel industry. If the events result in a long-term negative impact on the travel industry, such impact could have a material adverse effect on our business and the value of your shares.

We will not be able to attract travel companies or Internet users if we do not continually enhance and develop the content and features of our products and services.

        To remain competitive, we must continually improve the responsiveness, functionality and features of our products and services. We may not succeed in developing features, functions, products or services that travel companies and Internet users find attractive. This could reduce the number of travel companies and Internet users using our products and materially adversely affect our business and the value of your shares.

We may lose business if we fail to keep pace with rapidly changing technologies and clients’ needs.

        Our success is dependent on our ability to develop new and enhanced software, services and related products to meet rapidly evolving technological requirements for online advertising. Our current technology may not meet the future technical requirements of travel companies. Trends that could have a critical impact on our success include:

  rapidly changing technology in online advertising;
  evolving industry standards, including both formal and de facto standards relating to online advertising;
  developments and changes relating to the Internet;
  competing products and services that offer increased functionality; and
  changes in travel company and Internet user requirements.

        If we are unable to timely and successfully develop and introduce new products and enhancements to existing products in response to our industry’s changing technological requirements, our business and the value of your shares could be materially adversely affected.

Our business and growth will suffer if we are unable to hire and retain highly skilled personnel.

        Our future success depends on our ability to attract, train, motivate and retain highly skilled employees. We may be unable to retain our skilled employees or attract, assimilate and retain other highly skilled employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to hire and retain skilled personnel, our growth may be restricted, which could adversely affect our future success and the value of your shares.

We may not be able to effectively manage our expanding operations.

        We have recently experienced a period of rapid growth. In order to execute our business plan, we must continue to grow significantly. As of July 1, 2003, we had 30 employees. We expect that the number of our employees will continue to increase for the foreseeable future. This growth has placed, and our anticipated future growth combined with the requirements we face as a public company will continue to place, a significant strain on our management, systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We will also need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing departments. We may not succeed in these efforts. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to revenues, our revenues to decline or grow more slowly than expected and otherwise have a material adverse effect on our business and the value of your shares.

Intense competition may adversely affect our ability to achieve or maintain market share and operate profitably.

        We compete with large Internet portal sites, such as About.com, America Online, Lycos, MSN and Yahoo!, that offer listings or other advertising opportunities for travel companies. These companies have significantly greater financial, technical, marketing and other resources and larger client bases than we do. In addition, we compete with newspapers, magazines and other traditional media companies that provide online advertising opportunities. We expect to face additional competition as other established and emerging companies, including print media companies, enter the online advertising market.

        We believe that there will be rapid business consolidation in the online advertising industry. Accordingly, new competitors may emerge and rapidly acquire significant market share. The development of competing technologies by market participants or the emergence of new industry standards may also adversely affect our competitive position. Competition could result in reduced margins on our services, loss of market share or less use of Travelzoo by travel companies and consumers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

Loss of any of our key management personnel could negatively impact our business.

        Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Ralph Bartel, our Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary. The loss or departure of any of our officers or key employees could materially adversely affect our ability to implement our business plan. We do not maintain key person life insurance for any member of our management team. In addition, we expect new members to join our management team in the future. These individuals will not previously have worked together and will be required to become integrated into our management team. If our key management personnel are not able to work together effectively or successfully, our business could be materially adversely affected.

We may not be able to access third-party technology upon which we depend.

        We use technology and software products from third parties including Microsoft. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all. Our business will suffer if we are unable to access this technology, to gain access to additional products or to integrate new technology with our existing systems. This could cause delays in our development and introduction of new services and related products or enhancements of existing products until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our business and the value of your shares could be materially adversely affected.

Risks Related to the Market for our Shares

We cannot be sure that an active market for our shares will develop or be maintained in the future.

         On August 28, 2002, our shares commenced trading on the OTC Bulletin Board. However, there has been only limited trading in the shares since that time, at widely varying prices, and the trading to date has not resulted in an active market for our shares. We cannot assure you that an active market for our shares will be established or maintained in the future. If such market is not established or maintained, stockholders will not be able to readily sell their shares.

We cannot be sure that our application for listing on the NASDAQ SmallCap Market will be approved.

        We have submitted an application for listing on the NASDAQ SmallCap Market under the symbol “TZOO.” There can be no assurance that our shares will be listed on the NASDAQ SmallCap Market upon consummation of this offering or ever. In the event our shares are not listed on the NASDAQ SmallCap Market, our shares will continue to trade on the OTC Bulletin Board.

We are controlled by a principal stockholder.

        Ralph Bartel, who founded Travelzoo and who is our Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary, is our largest stockholder, holding approximately 72% of our outstanding shares with options to increase his percentage ownership to 74% on a fully-diluted basis, assuming all former stockholders of Travelzoo Bahamas receive shares of Travelzoo Inc. Based on the number of shares issued as of June 30, 2003 in the merger with Travelzoo Bahamas, Mr. Bartel’s shares represent 92% of the outstanding shares. Assuming Mr. Bartel sells all of the shares offered by him hereunder, Mr. Bartel will hold approximately 70% of our outstanding shares, with options to increase his percentage ownership to 73% on a fully-diluted basis. Through his share ownership, he is in a position to control Travelzoo and to elect our entire board of directors.

Investors may face significant restrictions on the resale of our stock due to federal penny stock regulations.

        If our shares trade at less than five dollars per share, since the shares are not listed on a recognized national exchange or on NASDAQ, our common stock may be deemed to be a “penny stock” under Rule 3a51-1 under the Securities Exchange Act of 1934. Compliance with the requirements governing penny stocks may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

        Section 15(g) of the Exchange Act and Rule 15g-2 under the Exchange Act require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 promulgated under the Securities Exchange Act of 1934 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. These requirements significantly increase the time necessary for a broker-dealer to sell a stock and limit the available purchasers for a stock.

Risks Related to Legal Uncertainty

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet which could adversely affect our business.

        To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business, prevent us from delivering our products and services over the Internet or slow the growth of the Internet. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

  user privacy;
  consumer protection;
  copyright, trademark and patent infringement;
  pricing controls;
  characteristics and quality of products and services;
  sales and other taxes; and
  other claims based on the nature and content of Internet materials.

We may be unable to protect our registered trademark or other proprietary intellectual property rights.

        Our success depends to a significant degree upon the protection of the Travelzoo brand name. We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

        The U.S. Patent and Trademark Office registered the trademark for “Travelzoo” on January 23, 2001. If we are unable to protect our rights in the mark, a key element of our strategy of promoting Travelzoo as a brand could be disrupted and our business could be adversely affected. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and brand name without paying us for them. If this were to occur, our business could be materially adversely affected.

We may face liability from intellectual property litigation that could be costly to prosecute or defend and distract management’s attention with no assurance of success.

        We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. While we have a trademark for “Travelzoo,” many companies in the industry have similar names including the word “travel.” We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit, and such claims could result in a significant diversion of the efforts of our management personnel. Successful infringement claims against us may result in monetary liability or a material disruption in the conduct of our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

        We may be sued for defamation, negligence, copyright or trademark infringement or other legal claims relating to information that is published or made available in our products. These types of claims have been brought, sometimes successfully, against online services in the past. The fact that we distribute information via e-mail may subject us to potential risks, such as liabilities or claims resulting from unsolicited e-mail or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not liable. If any of these events occur, our business and the value of your shares could be materially adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
INFORMATION

        The information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are subject to the many risks and uncertainties that exist in our operations and business environment that may cause our actual results, performance or achievements to be different from those expected or anticipated in the forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events could differ significantly from those anticipated in such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed elsewhere in this prospectus in the section entitled “Risk Factors” and the risks discussed in our other Securities and Exchange Commission (“SEC”) filings. The forward-looking statements included in this prospectus reflect the beliefs of our management on the date of this report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events or circumstances occur in the future.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares sold by the selling stockholders listed in this prospectus under “Principal and Selling Stockholders” beginning on page 33 .

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003:

As of June 30, 2003*
(unaudited)
Cash and cash equivalents	$2,343,037
Long-term debt, less current portion	—
Stockholders’ equity
Common stock, $.01 par value, authorized 40,000,000 shares;
issued and outstanding 19,425,147 shares	194,251
Additional paid-in capital	(116,078)
Retained earnings	2,693,791
Total stockholders’ equity	2,771,964
Total capitalization	$2,771,964
*	Our capitalization will not change as a result of the sale of our stock by the selling stockholders, except for the effect of costs of the offering paid by us, which will reduce our total stockholders’ equity.

SELECTED FINANCIAL DATA

        You should read the following selected financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements beginning on page F-1. We derived the selected financial data as of and for each of the four years ended December 31, 2002 and the period ended December 31, 1998 from our audited financial statements. We derived the selected financial data as of and for each of the six month periods ended June 30, 2003 and June 30, 2002 from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the six month period ended June 30, 2003 are not necessarily indicative of the results that we may achieve for the full year.

Statements of Operations:	Period from May 21, 1998 (inception) to December 31, 1998	Year Ended December 31,				Six Months Ended June 30,
		1999	2000	2001	2002	2002	2003

						(unaudited)
Revenues*	$84,101	$954,259	$3,949,517	$6,147,938	$9,847,820	$4,177,204	$8,004,936
Cost of revenues	25,362	132,803	282,195	304,081	351,169	172,000	164,169

Gross profit	58,739	821,456	3,667,322	5,843,857	9,496,651	4,005,204	7,840,767

Operating expenses:
Sales and marketing	1,595	350,720	1,484,495	3,274,747	5,726,557	2,312,316	4,218,442
General and	22,046	326,686	1,201,982	1,354,088	2,293,846	1,124,616	1,959,803
administrative
Merger expenses	—	—	231,303	332,721	54,538	54,538	—

Total operating	23,641	677,406	2,917,780	4,961,556	8,074,941	3,491,470	6,178,245
expenses

Income from operations	35,098	144,050	749,542	882,301	1,421,710	513,734	1,662,522
Interest income	—	—	—	2,702	3,971	1,487	5,137

Income before	35,098	144,050	749,542	885,003	1,425,681	515,221	1,667,659
income taxes
Income taxes	6,213	38,646	387,856	521,268	572,610	233,601	686,649

Net income	$ 28,885	$105,404	$ 361,686	$ 363,735	$ 853,071	$ 281,620	$ 981,010

Basic and diluted net
income per share	—	$ 0.01	$ 0.02	$ 0.02	$ 0.04	$ 0.01	$ 0.05
Shares used in
computing basic net
income per share	9,431,741	19,323,064	19,372,791	19,425,147	19,425,147	19,425,147	19,425,147
Shares used in
computing diluted
net income per share	9,431,741	19,355,147	19,466,810	19,425,147	19,896,353	19,425,147	20,501,602
Balance Sheet Data:	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Working capital	$ 78,172	$171,282	$ 185,734	$ 425,147	$1,339,593	$ 696,634	$2,455,049
Total assets	107,051	404,796	1,555,506	2,130,730	3,239,594	2,199,753	4,686,308
Long-term debt	—	—	—	—	—	—	—
Stockholders’ equity	$ 88,885	$194,289	$ 574,148	$ 937,883	$1,790,954	$1,219,503	$2,771,964

*	Revenues in 1998, 1999 and 2000 included commissions revenue of $26,774, $61,015 and $97,451, respectively. Commissions revenue in all other periods was not material.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and the notes to those statements beginning on page F-1.

Overview

        Travelzoo Inc. is an Internet media company that publishes online advertisements of sales and specials for hundreds of travel companies. As the Internet is becoming consumers’ preferred medium to search for travel offers, we provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of potential consumers. Our products include the Travelzoo website, the Travelzoo Top 20 newsletter, and the Weekend.com newsletter.

        Our revenues are primarily derived from the sale of advertising on our Travelzoo website and in our Travelzoo Top 20 e-mail newsletter.

Critical Accounting Policies

        We believe that there are a number of accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management’s judgments and estimates. These significant accounting policies relate to revenue recognition and the provision for doubtful accounts. These policies, and our procedures related to these policies, are described in detail below.

Revenue Recognition

        Substantially all of our revenues are advertising revenues, consisting of fees paid by travel companies to advertise their special offers on the Travelzoo website, the Travelzoo Top 20 e-mail newsletter, and the Weekend.com e-mail newsletter. Listing fees are based on placement, number of listings, number of impressions, or number of clickthroughs. Banner advertising rates are based on CPM rates (cost per thousand impressions). Smaller advertising agreements – typically $2,000 or less per month – typically renew automatically each month if they are not terminated by the client. Larger agreements are typically related to advertising campaigns and are not automatically renewed.

        We recognize advertising revenues in the period in which the advertisement is displayed, provided that evidence of an arrangement exists, the fees are fixed and determinable, no significant obligations remain at the end of the period, and collection of the resulting receivable is deemed probable. If fixed-fee advertising is displayed over a term greater than one month, revenues are recognized ratably over the period. To the extent that any minimum guaranteed impressions are not met during the contract period, we defer recognition of the corresponding revenues until the guaranteed impressions are achieved. Fees for banner advertising and other variable-fee advertising arrangements are recognized based on the number of impressions displayed or clicks delivered during the period.

        Under these policies, no revenue is recognized unless persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is deemed probable. We evaluate each of these criteria as follows:

  Evidence of an arrangement. We consider a non-cancelable insertion order signed by the client to be evidence of an arrangement.
  Delivery. Delivery is considered to occur when the advertising has been displayed and, if applicable, the clickthroughs have been delivered.

  Fixed or determinable fee. We consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment.
  Collection is deemed probable. We conduct a credit review for all significant transactions at the time of the arrangement to determine the credit-worthiness of the client. Collection is deemed probable if we expect that the client will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, then we recognize the revenue upon cash collection, provided that the other criteria for revenue recognition have been met.

Provision for Doubtful Accounts

        We initially record a provision for doubtful accounts based on our historical experience of write-offs and then adjust this provision at the end of each reporting period based on a detailed assessment of our accounts receivable and allowance for doubtful accounts. In estimating the provision for doubtful accounts, management considers the age of the accounts receivable, our historical write-offs, the credit-worthiness of the client, the economic conditions of the client’s industry, and general economic conditions, among other factors. Should any of these factors change, the estimates made by management will also change, which could impact the level of our future provision for doubtful accounts. Specifically, if the financial condition of our clients were to deteriorate, affecting their ability to make payments, additional provision for doubtful accounts may be required.

Results of Operations

        The following table sets forth, as a percentage of total revenues, the results of our operations for the years ended December 31, 2002, 2001 and 2000 and the six-month periods ended June 30, 2003 and 2002.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Revenues:	100%	100%	100%	100%	100%

Cost of revenues	7	5	4	4	2

Gross profit	93	95	96	96	98

Operating expenses:
Sales and marketing	38	53	58	55	53
General and administrative	30	22	23	27	24
Merger expenses	6	6	1	1	–

Total operating expenses	74	81	82	83	77
Income from operations	19	14	14	13	21
Interest income	–	–	–	–	–

Income before income taxes	19	14	14	13	21
Income taxes	10	8	5	6	9

Net income	9%	6%	9%	7%	12%

Six Months Ended June 30, 2003 and June 30, 2002

Acquisition of Subscribers

        In the six months ended June 30, 2003, we acquired 1,472,000 new subscribers for our Travelzoo Top 20 product through advertising campaigns for the Travelzoo brand. Subscription to the Travelzoo Top 20 e-mail newsletter is free. However, we believe that these additional subscribers add significant value to our company because the additional subscribers may allow us to increase our advertising rates in the future.

        The cost related to the acquisition of the new subscribers is included in our advertising expenses. Advertising expenses are included in sales and marketing expenses. For the six months ended June 30, 2003, our advertising expenses were $2.9 million.

Revenues

         Our total revenues increased to $4.3 million for the three months ended June 30, 2003, from $2.2 million for the three months ended June 30, 2002. Our total revenues increased to $8.0 million for the six months ended June 30, 2003, from $4.2 million for the six months ended June 30, 2002. The increase in our total revenues was due to signing on new clients and increased spending from existing clients. During the three months ended June 30, 2003, we recognized revenue of $77,000 related to advertising delivered in the first quarter of 2003 for which collectibility was not probable and therefore recognized on a cash-received basis. During the three months ended June 30, 2003, we did not recognize revenue related to $35,000 of advertising delivered in the quarter that will be recognized on a cash-received basis since collectibility is not probable.

Cost of Revenues

        Cost of revenues consists of network expenses, including fees we pay for co-location services, depreciation of network equipment and salary expenses associated with network operations staff. Our cost of revenues decreased to $81,000 for the three months ended June 30, 2003, from $86,000 for the three months ended June 30, 2002. Our cost of revenues decreased to $164,000 for the six months ended June 30, 2003, from $172,000 for the six months ended June 30, 2002. As a percentage of revenue, cost of revenues decreased to 2% for the six months ended June 30, 2003 from 4% for the six months ended June 30, 2002. The decrease resulted primarily from an increase in revenues that was not offset by an increase in our network operations costs.

Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of advertising and promotional expenses, public relations expenses, conference expenses, commission expenses, and salary expenses associated with sales and marketing staff. Sales and marketing expenses increased to $2.3 million for the three months ended June 30, 2003 from $1.3 million for the three months ended June 30, 2002. Sales and marketing expenses increased to $4.2 million for the six months ended June 30, 2003 from $2.3 million for the six months ended June 30, 2002. The increase in sales and marketing expenses was primarily due to the increase in sales and marketing personnel and an increase of our advertising of the Travelzoo brand. In the six months ended June 30, 2003 and 2002, advertising expenses accounted for 69% and 67%, respectively, of sales and marketing expenses. Advertising activities during the two periods were of the same type (i.e., online advertising). During the six months ended June 30, 2003 and 2002, $236,000 and $226,000, respectively, of advertising services were purchased from our clients under non-barter arrangements.
  General and Administrative. General and administrative expenses consist primarily of compensation for administrative and executive staff, fees for professional services, rent, bad debt expense, amortization of intangible assets and general office expense. General and administrative expenses increased to $903,000 for the three months ended June 30, 2003 from $562,000 for the three months ended June 30, 2002. General and administrative expenses increased to $2.0 million for the six months ended June 30, 2003 from $1.1 million for the six months ended June 30, 2002. General and administrative expenses increased primarily due to an increase in expenses for office space and an increase in expenses for professional services.
  Merger Expenses. Merger expenses consist of expenses relating to the registration statement and proxy statement filed with the SEC relating to the merger of Travelzoo.com Corporation into Travelzoo Inc. Merger expenses were $-0- for both the three months ended June 30, 2003 and June 30, 2002. There were no merger expenses for the six months ended June 30, 2003 compared to $55,000 for the six months ended June 30, 2002 as the merger was completed in 2002. The expenses consisted mostly of fees for professional legal and accounting services.

Income Taxes

        For the three months ended June 30, 2003, we recorded an income tax provision of $419,000. For the three months ended June 30, 2002, we recorded an income tax provision of $101,000. For the six months ended June 30, 2003, we recorded an income tax provision of $687,000. For the six months ended June 30, 2002, we recorded an income tax provision of $234,000. Our income is generally taxed in the U.S. and our income tax provision reflects federal and state statutory rates applicable to our levels of income and the effect of non-deductible merger expenses in 2002.

Fiscal Years Ended December 31, 2002, 2001 and 2000

Acquisition of Subscribers

        In 2002, we acquired 2,385,000 new subscribers for our Travelzoo Top 20 product through advertising campaigns for the Travelzoo brand. Subscription to the Travelzoo Top 20 e-mail newsletter is free. However, we believe that these additional subscribers add significant value to our company because the additional subscribers allow us to increase our advertising rates.

        The cost related to the acquisition of the new subscribers is included in our expenses for advertising campaigns for the Travelzoo brand. For the year 2002, our total advertising expenses were $3.9 million.

Revenues

        Our total revenues increased to $9.8 million for the year ended December 31, 2002 from $6.1 million for the year ended December 31, 2001 and $3.9 million for the year ended December 31, 2000. The increase in our total revenues was due to an increase in advertising revenues. Advertising revenue increased to $9.8 million for the year ended December 31, 2002 from $6.1 million for the year ended December 31, 2001 and $3.9 million for the year ended December 31, 2000. The increases resulted primarily from an increase in the number of travel companies advertising on the Travelzoo website and in the Travelzoo Top 20 newsletter.

Cost of Revenues

        Cost of revenues consists of network expenses, including fees we pay for co-location services, depreciation of network equipment and salary expenses associated with network operations staff. Our cost of revenues increased to $351,000 for the year ended December 31, 2002 from $304,000 for the year ended December 31, 2001 and $282,000 for the year ended December 31, 2000. As a percentage of revenue, cost of revenues decreased to 4% for the year ended December 31, 2002 from 5% for the year ended December 31, 2001 and 7% for the year ended December 31, 2000. The decreases resulted primarily from an increase in revenues that was not offset by an increase in our network operations costs.

Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of advertising and promotional expenses, public relations expenses, conference expenses, and salary expenses associated with sales and marketing staff. Sales and marketing expenses increased to $5.7 million for the year ended December 31, 2002 from $3.3 million for the year ended December 31, 2001 and $1.5 million for the year ended December 31, 2000. The increases in sales and marketing expenses was due to the decision by our management to hire more experienced sales personnel and increases of our advertising of the Travelzoo brand. For the years ended December 31, 2002 and 2001, advertising expenses accounted for 69% and 69%, respectively, of sales and marketing expenses. Advertising activities during the two periods were of the same type (i.e., online advertising).
  General and Administrative. General and administrative expenses consist primarily of compensation for administrative and executive staff, fees for professional services, rent, bad debt expense, amortization of intangible assets and general office expense. General and administrative expenses increased to $2.3 million for the year ended December 31, 2002 from $1.4 million for the year ended December 31, 2001 and $1.2 million for the year ended December 31, 2000. General and administrative expenses increased primarily due to increases in expenses for office space. General and administrative expenses for the year ended December 31, 2001 include a credit of $128,000 for a reduction to the bad debt reserve principally due to the collection of a doubtful account.

  Merger Expenses. Merger expenses consist of expenses relating to the registration statement and proxy statement filed with the SEC relating to the merger of Travelzoo.com Corporation into Travelzoo Inc. Merger expenses decreased to $55,000 for the year ended December 31, 2002 from $333,000 for the year ended December 31, 2001 and $231,000 for the year ended December 31, 2000. The expenses consisted mostly of fees for professional services, primarily legal and accounting.

Intangible Assets

        As of December 31, 2002, our long-lived assets included intangible assets of $212,000. The intangible assets consist of the weekend.com and the weekends.com Internet domain names. During 2002, we evaluated the recoverability of our intangible assets in accordance with Statement of Financial Accounting Standards No. 144, “Impairment of Long-Lived Assets,” which required us to assess these assets for recoverability when events or circumstances indicate a potential impairment by estimating the undiscounted cash flows to be generated from the use of these assets. No impairment losses were recorded related to intangible assets in 2002. Any future impairment losses recorded in the future could have a material adverse impact on our financial conditions and results of operations.

Income Taxes

        For the year ended December 31, 2002, we recorded an income tax provision of $573,000. For the years ended December 31, 2001 and 2000, we recorded income tax provisions of $521,000 and $388,000, respectively. Our income is generally taxed in the U.S. and our income tax provision reflects federal and state statutory rates applicable to our levels of income and the effect of non-deductible merger expenses in 2000, 2001 and 2002.

Quarterly Financial Information

         The following table sets forth, for the periods indicated, our consolidated financial information for the last ten quarters. We prepared this information using our unaudited interim consolidated financial statements that, in our opinion have been prepared on a basis consistent with our annual consolidated financial statements. We believe that these interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our financial statements and notes to financial statements. The operating results for any quarter do not necessarily indicate the results expected for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

	(unaudited, in thousands, except per share amounts)
2003
Revenues	$ 3,714	$ 4,291	n/a	n/a	n/a
Gross profit	3,630	4,210	n/a	n/a	n/a
Net income	385	596	n/a	n/a	n/a
Basic and diluted net income per share	$ 0.02	$ 0.03	n/a	n/a	n/a

2002
Revenues	$ 1,966	$ 2,211	$ 2,538	$ 3,133	$ 9,848
Gross profit	1,880	2,125	2,448	3,043	9,497
Net income	136	146	246	326	853
Basic and diluted net income per share	$ 0.00	$ 0.01	$ 0.01	$ 0.02	$ 0.04

2001
Revenues	$ 1,311	$ 1,539	$ 1,575	$ 1,723	$ 6,148
Gross profit	1,234	1,465	1,501	1,644	5,844
Net income	218	70	61	15	364
Basic and diluted net income per share	$ 0.01	$ 0.01	$ 0.00	$ 0.00	$ 0.02

Liquidity and Capital Resources

        As of June 30, 2003, we had $2.3 million in cash and cash equivalents. Cash and cash equivalents increased from $1.3 million on December 31, 2002, primarily as a result of operating income and an increase in accrued expenses offset by an increase in accounts receivable. Cash and cash equivalents increased from $610,000 on December 31, 2001 primarily as a result of operating income and an increase in accounts payable and accrued expenses offset by income tax payments and an increase in accounts receivable. Cash and cash equivalents increased to $610,000 on December 31, 2001 from $46,000 on December 31, 2000 primarily as a result of operating income and an increase in accrued expenses and income tax payable offset by an increase in accounts receivable and deposits. We expect that cash flows generated from operations will continue to be sufficient to provide for our working capital needs in the near future.

        Net cash provided by operating activities in the six months ended June 30, 2003 was $1.1 million. Net cash used in operating activities in the six months ended June 30, 2002 was $132,000. In the six months ended June 30, 2003, net cash provided by operating activities resulted primarily from operating income and an increase in accrued expenses offset by an increase in accounts receivable. In the six months ended June 30, 2002, net cash used in operating activities resulted primarily from a decrease in income tax payable and an increase in accounts receivable offset by our net income, and an increase in deferred revenue.

        Net cash provided by operating activities in the year ended December 31, 2002 was $769,000. Net cash provided by operating activities in the year ended December 31, 2001 was $771,000. Net cash provided by operating activities in the year ended December 31, 2000 was $409,000. In the year ended December 31, 2002, net cash provided by operating activities resulted primarily from operating income and an increase in accounts payable and accrued expenses offset by income tax payments and an increase in accounts receivable. In the year ended December 31, 2001, net cash provided by operating activities resulted primarily from our net income, adjusted for certain non-cash items, and a decrease in prepaid expenses offset by increase in deposits. In the year ended December 31, 2000, net cash provided by operating activities resulted primarily from our net income, adjusted for certain non-cash items, and an increase in income tax payable offset by an increase in accounts receivable.

        Net cash used in investing activities was $19,000 and $99,000 during the six months ended June 30, 2003 and 2002, respectively. In both periods, net cash was used in investing activities for equipment purchases. Net cash used in investing activities was $121,000, $156,000, and $428,000 during the years ended December 31, 2002, 2001 and 2000, respectively. In all periods, net cash was used in investing activities for equipment purchases, and in 2000 $125,000 was used for the purchase of a domain name.

        There were no cash flows related to financing activities in the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002. Net cash used in financing activities was $50,000 for the year ended December 31, 2001. Net cash provided by financing activities was $54,000 for the year ended December 31, 2000. In the year ended December 31, 2001, net cash was used in financing activities for repayment of a loan made to Travelzoo by Ralph Bartel, its principal stockholder. In the year ended December 31, 2000, net cash was provided by a loan by Mr. Bartel and exercise of stock options by an employee.

        Our capital requirements will depend on a number of factors, including market acceptance of our products and services, the amount of our resources we devote to the Travelzoo website, the Travelzoo Top 20 newsletter, the Weekend.com newsletter and expansion of our operations and the amount of our resources we devote to promoting awareness of the Travelzoo brand. Consistent with our growth, we have experienced a substantial increase in our sales and marketing expenses and capital expenditures since inception, and we anticipate that these increases will continue for the foreseeable future. We believe cash on hand and generated during those periods will be sufficient to pay such costs. In addition, we will continue to evaluate possible investments in businesses, products and technologies, the consummation of any of which would increase our capital requirements.

        Although we currently believe that we have sufficient capital resources to meet our anticipated working capital and capital expenditure requirements beyond the next 12 months, unanticipated events and opportunities may require us to sell additional equity or debt securities or establish new credit facilities to raise capital in order to meet our capital requirements. If we sell additional equity or convertible debt securities, the sale could dilute the ownership of our existing stockholders. If we issue debt securities or establish a new credit facility, our fixed obligations could increase, and we may be required to agree to operating covenants that would restrict our operations. We cannot be sure that any such financing will be available in amounts or on terms acceptable to us.

Quantitative and Qualitative Disclosures About Market Risk

        Our accounts receivable are subject, in normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to minimize the adverse effects of collection risks. As a result, we do not anticipate any material losses in this area.

BUSINESS

        Travelzoo Inc. is an Internet media company that publishes online advertisements of sales and specials for hundreds of travel companies. As the Internet is becoming consumers’ preferred medium to search for travel offers, we provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of potential consumers. Our products include the Travelzoo website, the Travelzoo Top 20 e-mail newsletter, and the Weekend.com e-mail newsletter.

        More than 200 companies purchase our services. Our clients include American Airlines, American Express, Alamo Rent-A-Car, Apple Vacations, America West Vacations, Avis Rent-A-Car, British Airways, Carnival Cruise Lines, Liberty Travel, Delta Air Lines, Expedia, Fairmont Hotels & Resorts, Hilton Hotels, JetBlue Airways, Marriott Hotels, Park Place Entertainment, Pleasant Holidays, Spirit Airlines, Funjet Vacations, Southwest Airlines, Starwood Hotels & Resorts Worldwide, Royal Caribbean, United Airlines, and US Airways.

        Our revenues are generated from advertising sales. Our revenues have grown rapidly since we began operations in 1998, primarily driven by an increasing number of travel companies listing their sales and specials on the Travelzoo website and in the Travelzoo Top 20 newsletter. Our revenues increased from approximately $84,000 for the period from May 21, 1998 (inception) to December 31, 1998, to approximately $9.8 million for the year ended December 31, 2002.

        Our principal business office is located at 590 Madison Avenue, 21st Floor, New York, New York 10022. Additionally, we have offices in Chicago, Miami, and Mountain View (California). Our local presence in these regions allows us to better source and publish information on travel specials which are relevant to each regional market. In addition, these regional offices provide local proximity for our sales force to better service advertisers.

        Travelzoo was originally incorporated as Travelzoo.com Corporation (“Travelzoo Bahamas”) in the Commonwealth of The Bahamas. In a “Netsurfer Stockholder”offering, Travelzoo Bahamas issued approximately 2.6 million shares of its common stock to approximately 700,000 visitors who registered on the Travelzoo website. No cash payments were required or received for any of the stock issued pursuant to the Netsurfer Stockholder offering. The number of shares issued was doubled as a result of a subsequent two-for-one stock split.

        In a series of transactions completed in 2002, Travelzoo Bahamas was merged into Travelzoo Inc., a Delaware corporation, and each share of Travelzoo Bahamas was converted into the right to receive one share of common stock of Travelzoo Inc. As of June 30, 2003, 128,214 former stockholders of Travelzoo Bahamas have taken the steps necessary to receive their shares in Travelzoo Inc., and 7,148,184 shares of common stock have been issued. If all former stockholders of Travelzoo Bahamas accept their shares in Travelzoo Inc., an additional 4,147,690 shares of common stock will be issued. These shares are reported as outstanding in our financial statements.

        In August 2002, Travelzoo commenced trading on the OTC Bulletin Board. Trading has been very limited. We have applied for the listing of our common stock on the NASDAQ SmallCap Market under the symbol “TZOO.” This offering is intended primarily to allow Travelzoo to satisfy the requirement for listing on the NASDAQ SmallCap Market that we have 300 round lot holders of our common stock. A qualifying round lot holder is a stockholder who owns at least 100 shares of Travelzoo stock We believe that subject to satisfying the requirement relating to the round lot holders, our application for listing on the NASDAQ SmallCap Market will be approved. However, we cannot provide any assurances in regard to approval of the application. In the event we are unable to obtain approval for listing on the NASDAQ SmallCap Market, our shares of common stock will continue to trade on the OTC Bulletin Board. See “Risk Factors.”

Our Market

        According to the Newspaper Association of America, travel companies spent $1.4 billion in 2002 on national advertising in newspapers (source: Market and Business Analysis, NAA, 2003). We believe that newspapers are currently the main medium for travel companies to advertise their sales and specials.

        We believe that several factors are causing and will continue to cause travel companies to increase their spending on Internet advertising of sales and specials:

  The Internet Is Consumers' Preferred Information Source. Market research shows that the Internet has become consumers' preferred information source for travel (source: Forrester Research, 2002).
  Benefits of Internet Advertising vs. Print Advertising. Internet advertising provides travel companies advantages compared to print advertising, including real-time listings, real-time updates, and performance tracking. See “- Benefits to Travel Companies.”
  New Advertising Opportunities. The Internet allows travel companies to advertise their sales and specials in a fast, flexible, and cost-effective manner that has not been possible before. We believe this will lead to greater expenditures by travel companies on advertising sales and specials.
  Suppliers Selling Directly. We believe that many travel suppliers prefer to sell their travel services directly to consumers, as an alternative to distribution through travel agents. Travel suppliers can sell directly to consumers by advertising sales and specials via the Internet that attract consumers to suppliers’ websites.

Problems Travel Companies Face and Limitations of Newspaper Advertising

        We believe that travel companies often face the challenge of being able to effectively market and sell excess inventory (i.e., airline seats, hotel rooms, or cruise cabins that are likely to be unfilled). The success of marketing excess inventory can have a substantial impact on a travel company’s net income since almost all costs of travel services are fixed, that is, the costs do not vary with sales. A relatively small amount of unsold inventory can have a significant impact on the profitability of a travel company.

        Our management believes that travel companies need a fast, flexible, and cost-effective solution for marketing excess inventory. The solution must be fast, because travel services are a quickly expiring commodity. The period between the time when a company realizes that there is excess inventory and the time when the value of the travel service becomes worthless is very short. The solution must be flexible, because the travel industry is dynamic and the demand for excess inventory is difficult to forecast. It is difficult for travel companies to price excess inventory. It is difficult for travel companies to forecast the marketing effort needed to sell excess inventory. The marketing must be cost-effective because excess inventory is often sold at highly discounted prices, which lowers margins.

        With respect to advertising excess travel inventory, our management believes that newspaper advertising suffers from a number of limitations which do not apply to the Internet:

  typically ads must be submitted 2 to 5 days prior to the publication date, which makes it difficult to advertise last-minute inventory;
  once an ad is published, it cannot be updated or deleted when an offer is sold out;
  once an ad is published, the travel company cannot change a price;
  in many markets, the small number of newspapers and other print media reduces competition, resulting in high rates for newspaper advertising; and
  newspaper advertising does not allow for detailed performance tracking.

Our Products and Services

        We provide airlines, hotels, cruise lines, vacation packagers, and other travel suppliers with a fast, flexible, and cost-effective way to advertise their sales and specials to millions of potential consumers. Our products include the Travelzoo website, the Travelzoo Top 20 newsletter, and the Weekend.com newsletter. While our products provide advertising opportunities for travel companies, they also provide Internet users with a free source of information on current sales and specials from hundreds of travel companies.

        As travel companies increasingly utilize the Internet to promote their special offers, we believe that our products will enable them to take advantage of the lower cost and real-time communication enabled by the Internet. Our listing management software allows travel companies to add, update, and delete special offer listings on a real-time basis. Our software also provides travel companies with real-time performance tracking, enabling them to optimize their marketing campaigns.

        Our Travelzoo website at http://www.travelzoo.com lists sales and specials from approximately 200 travel companies and it reaches 5.1 million Internet users per month (source: comScore Media Metrix, 3/2003).

        Our Travelzoo Top 20 is a free weekly e-mail newsletter that highlights attractive sales and specials from selected travel companies and as of July 1, 2003 it had 4.6 million subscribers.

        Our Weekend.com newsletter is a free weekly e-mail newsletter that features ideas and travel opportunities for weekends. We launched this product in November 2002 and as of July 1, 2003, it had 822,000 subscribers.

Benefits to Travel Companies

        Key features of our solution for travel companies include:

  Real-Time Listings of Special Offers. Our technology allows travel companies to advertise new special offers on a real-time basis.
  Real-Time Updates. Our technology allows travel companies to update their listings on a real-time basis.
  Real-Time Performance Reports. We provide travel companies with real-time tracking of the performance of their advertising campaigns. Our solution enables travel companies to optimize their campaigns by removing or updating unsuccessful listings and further promote successful listings.
  Access to Millions of Consumers. We provide travel companies fast access to millions of travel shoppers.
  National Reach. We offer travel companies access to Internet users across the U.S.

Benefits to Consumers

        Our Travelzoo website, our Travelzoo Top 20 newsletter, and our Weekend.com newsletter provide consumers information on current special offers at no cost to the consumer. Key features of our products include:

  Aggregation of Offers from Many Companies. Our Travelzoo website and our Travelzoo Top 20 e-mail newsletter aggregate information on current special offers from approximately 200 travel companies. This saves the consumer time when searching for travel sales and specials.
  Current Information. Compared to newspaper ads, we provide consumers with more current information, since our technology enables travel companies to update their listings on a real-time basis.
  Search Tools. We provide consumers with the ability to search for specific special offers.

Our Strategy

        Our objective is to become the largest online publisher of sales and specials for travel companies. Key elements of our strategy include:

  Build Strong Brand Awareness. We believe that it is essential to establish a strong brand with Internet users and within the travel industry. We currently utilize an online marketing program to promote our brands to Internet users. In addition, we believe that we build brand awareness by product excellence that is promoted by word-of-mouth. We utilize sponsorships at industry conferences and public relations to promote our brands within the travel industry.
  Increase Reach. In order to attract more users to our products, we intend to expand our advertising campaigns as our business grows. We believe that we also can attract more users by product excellence that is promoted by word-of-mouth.
  Maintain Quality User Base. We believe that, in addition to increasing our reach, we need to maintain the quality of our user base by producing high quality content.
  Increase Number of Advertising Clients. We intend to continue to grow our advertising client base by expanding the size of our sales force. See “- Sales and Marketing.”
  Provide Excellent Service. We believe it is important to provide our advertising clients with excellent service in terms of the execution of their insertion orders.

Clients

        As of December 31, 2002, our client base included approximately 200 travel companies, including airlines, hotels, cruise lines, vacations packagers, tour operators, car rental companies, and travel agents. Some of our clients include:

American Airlines	Lufthansa
American Express	Marriott Hotels
Alamo Rent-A-Car	MyTravel Group
Apple Vacations	Norwegian Cruise Line
America West Vacations	Park Place Entertainment
Avis Rent-A-Car	Pleasant Holidays
British Airways	Spirit Airlines
Budget Rent A Car	Starwood Hotels & Resorts Worldwide
Delta Air Lines	Royal Caribbean
Expedia	Travelocity.com
Funjet Vacations	Southwest Airlines
Hilton Hotels JetBlue Airways	United Airlines

        In the six months ended June 30, 2003, two clients accounted for 23% of our revenues. For the year ended December 31, 2002, our two largest clients accounted for 15% and 14% of our revenues respectively, compared to 15% and 13% in 2001 and 22% and 11% in 2000, respectively. No other clients accounted for 10% or more of revenues in 2000, 2001, 2002, or the six months ended June 30, 2003.

Sales and Marketing

        As of July 1, 2003, our direct sales force consisted of a Senior Vice President of Sales, a Vice President of Business Development and three advertising sales managers.

        We currently utilize an online marketing program to promote our brands to Internet users. In addition, we believe that we build brand awareness by product excellence that is promoted by word-of-mouth. We utilize sponsorships at industry conferences and public relations to promote our brands within the travel industry.

Technology

        We have designed our technology to serve a large volume of web traffic in an efficient and scaleable manner. We co-locate our production servers with Cable & Wireless, a global communications company. Cable & Wireless’ facility includes features such as power redundancy, multiple egress and peering to other ISPs, fire suppression and access to our own separate physical space. We believe our arrangements with Cable & Wireless will allow us to grow without being limited by our own physical and technological capacity, and will also provide us with sufficient bandwidth for our anticipated needs. Because of the design of our website, our users are not required to download or upload large files from or to our website, which allows us to continue increasing the number of our visitors and page views without adversely affecting our performance or requiring us to make significant additional capital expenditures.

        Our software is written using open standards, such as Visual Basic Script, and HTML, and interfaces with products from Microsoft. We have standardized our hardware platform on Compaq servers and Cisco switches.

New Products and Services

        In June of 2003, we launched Newsflash, a new Travelzoo e-mail product that allows travel companies to announce time-sensitive and newsworthy sales and specials just as they are released.

Competition

        We compete with large Internet portal sites, such as About.com, America Online, Lycos, MSN and Yahoo!, that offer listings or other advertising opportunities for travel companies. We also compete with smaller sites that specialize in listing last-minute offers or list deals for free, such as Smarterliving.com. In addition, we compete with newspapers, magazines and other traditional media companies that operate websites which provide advertising opportunities. We expect to face additional competition as other established and emerging companies, including print media companies, enter our market.

        Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger client bases than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions.

        New technologies could increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our competitive position. Competition could result in reduced margins on our services, loss of market share or less use of our products by travel companies and consumers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

Government Regulation and Legal Uncertainties

        There are increasing numbers of laws and regulations pertaining to the Internet, including laws and regulations relating to user privacy, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and domain name registration. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, patent, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing.

        Privacy Concerns. Government agencies are considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when using Internet sites or e-mail services. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of our users, these programs may not conform to any regulations adopted which may be adopted by these agencies. In addition, these regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide advertisers with demographic information. The European Union (the “EU”) has adopted a directive that imposes restrictions on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the U.S. The directive may adversely affect our activities to the extent that we may seek to collect data from users in EU member countries.

        Domain Names. Domain names are the user’s Internet “addresses.” The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. We own the domain names for travelzoo.com, travelzoo.net, travelzoo.org, travelzoo.ca, travelzoo.co.uk, weekend.com, and weekends.com, and have registered “Travelzoo” and “Weekend.com” as trademarks in the U.S. Because of these protections, it is unlikely, yet possible, that third parties may bring claims for infringement against us for the use of our domain name and trademark. In the event such claims are successful, we could lose the ability to use our domain names. There can be no assurance that our domain name will not lose its value, or that we will not have to obtain entirely new domain names in addition to or in lieu of our current domain name if changes in overall Internet domain name rules result in a restructuring in the current system of using domain names which include “.com,” “.net,” “.gov,” “.edu” and other extensions.

        Jurisdictions. Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in California, the governments of other states and foreign countries might attempt to regulate our business activities. In addition, because our service is available over the Internet in multiple states and foreign countries, these jurisdictions may require us to qualify to do business as a foreign corporation in each of these states or foreign countries, which could subject us to taxes and other regulations.

Intellectual Property

        Our success depends to a significant degree upon the protection of our brand names, including Travelzoo, Travelzoo Top 20, and Weekend.com. If we were unable to protect the Travelzoo and Travelzoo Top 20 brand names, our business could be materially adversely affected. We rely upon a combination of copyright, trade secret and trademark laws to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

        We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property.

        On June 21, 1999, Mr. Bartel, our founder, filed with the U.S. Patent and Trademark Office (“PTO”) to register the trademark “Travelzoo” for “providing information and news in the field of travel via an on-line global communications network and travel agency services, namely making reservations and booking for transportation,” “providing information and news in the field of travel via an on-line global communications network and travel agency services, namely making reservations and booking for temporary lodging,” and “promoting the goods and services of others through the offer of travel goods and services and shopping club services, namely providing information on travel goods and services to members.” The PTO published that mark for opposition on October 31, 2000. On January 22, 2001, Mr. Bartel, who filed the trademark application as an individual, transferred the ownership of the pending trademark “Travelzoo” to Travelzoo Inc. The mark was registered by the PTO on January 23, 2001.

        On November 2, 2000, we filed with the PTO to register the trademark “Weekend.com”for “providing information via websites on global computer networks in the field travel,” “providing information via websites on global computer networks in the fields of entertainment, recreation, and sports,” and “providing information via websites on global computer networks in the fields of fashion, fitness, health and exercise.” The mark was registered by the PTO on November 5, 2002.

        On March 18, 2002, we filed with the PTO to register the trademark “Top 20” for “promoting the goods and services of others through the offer of travel goods and services and shopping club services, namely providing information on travel goods and services to members,” “providing information and news in the field of travel via an on-line global communications network and travel agency services namely making reservations and booking for transportation,” and “providing information and news in the field of travel via an on-line global communications network and travel agency services, namely, making reservations and booking for temporary travel lodging.” The mark was registered by the PTO in the Supplemental Register on May 13, 2003.

Employees

         As of July 1, 2003, we had 30 employees, of whom 8 worked in sales, business development, and marketing, 17 in production, 1 in network operations and 4 were involved in finance, administration, and corporate operations. None of our employees is represented under collective bargaining agreements. We consider our relations with our employees to be good. Because of our anticipated further growth combined with the requirements we face as a public company, we expect that the number of our employees will continue to increase for the foreseeable future.

Properties

         Our principal offices are located in approximately 2,000 square feet of office space in New York, New York under an operating lease with HQ Global Workplaces, Inc. that expires on June 30, 2004. Our West Coast offices are located in approximately 3,000 square feet of office space in Mountain View, California under an operating lease with HQ Global Workplaces, Inc. that expires on December 31, 2003. Our Chicago offices are located in approximately 300 square feet of office space in Chicago, Illinois under an operating lease with Regus Business Centres Corp. that expires on July 31, 2005 and our Miami offices are located in approximately 200 square feet of office space in Miami, Florida under an operating lease with Regus Business Centres Corp. that expires on May 31, 2004. We believe that our leased facilities are adequate to meet our current needs; however, we intend to expand our operations and therefore may require additional facilities in the future. We believe that such additional facilities are available.

MANAGEMENT

        The following table sets forth certain information with respect to the directors and executive officers of Travelzoo as of July 1, 2003.

Name	Age	Position
Ralph Bartel	37	President, Chief Executive Officer, and Chief Financial Officer and Chairman of the Board of Directors
Holger Bartel	36	Executive Vice President
David J. Ehrlich	40	Director
Kelly N. Ford	36	Vice President of Marketing
Steven M. Ledwith	45	Vice President of Engineering
Suzanna Mak	34	Director
Donovan Neale-May	51	Director
Lisa Su	28	Controller (Chief Accounting Officer)
Shirley Tafoya	40	Senior Vice President of Sales
Kelly M. Urso	38	Director

        Ralph Bartel founded Travelzoo in May 1998 and has served as our President, Chief Executive Officer and Chairman of the Board of Directors since inception. Prior to his founding of Travelzoo, from 1996 to 1997, Mr. Bartel served as Managing Assistant at Gruner + Jahr AG, the magazine division of Bertelsmann AG. Mr. Bartel holds a Ph.D. in Communications from the University of Mainz, Germany, an MBA in Finance and Accounting from the University of St. Gallen, Switzerland, and a Master’s degree in Journalism from University of Eichstaett, Germany.

        Holger Bartel has served as Executive Vice President since September 1999. From 1995 to 1998, Mr. Bartel worked as an Engagement Manager at McKinsey & Company in Los Angeles. From 1992 to 1994, Mr. Bartel was a research fellow at Harvard Business School. Mr. Bartel holds an MBA in Finance and Accounting and a Ph.D. in Economics from the University of St. Gallen, Switzerland. He is the brother of Ralph Bartel.

        David J. Ehrlich has served as a director since February 1999. Since February 2003, Mr. Ehrlich has been Vice President of Corporate Development for NetIQ Corporation. From 1998 to 2002, Mr. Ehrlich held the position of Vice President, Product Management and Strategic Partnering for Visual Networks, Inc. Mr. Ehrlich holds a bachelor’s degree in Sociology and a master’s degree in Industrial Engineering from Stanford University and an MBA from Harvard Business School.

        Kelly N. Ford has served as Vice President of Marketing since December 2002. From February 2001 to December 2002, Mr. Ford worked as Director of Media Strategy and Development at America Online Inc. From January 2000 to November 2000, Mr. Ford worked as Vice President of Marketing at ISalvage.com, Inc. From 1992 to 2000, Mr. Ford worked at Campbell Soup Company as Marketing Director. Mr. Ford holds a bachelor's degree in Electrical Engineering with Computer Science Specialty from Stanford University and an MBA from INSEAD.

        Steven M. Ledwith has served as Vice President of Engineering since January 2000. From January 1998 to January 2000, Mr. Ledwith worked as Senior Mechanical Engineer at Radix Technologies, Inc. Mr. Ledwith holds a bachelor's degree in Thermomechanical Engineering from University of Illinois at Chicago Circle.

        Suzanna Mak has served as a director since February 1999. Since March 2000, she has been employed as a Deputy District Attorney for Yolo County. From 1998 to 1999, Ms. Mak served as a Judicial Officer at Stanford University. Ms. Mak received her bachelor’s degree from Stanford University and her Juris Doctor degree from Santa Clara University.

        Donovan Neale-May has served as a director since February 1999. Since 1987, Mr. Neale-May has been President of Neale-May & Partners, a strategic marketing and public relations firm with 80 full-time communications professionals headquartered in Palo Alto, California.

        Lisa Su has served as Controller (Chief Accounting Officer) since October 2000. From April 1999 to September 2000, Ms. Su was a Treasury Accountant for Webvan Group, Inc. Ms. Su holds a bachelor's degree in Economics/Accounting from Claremont McKenna College and an MBA in Finance from California State University, Hayward.

        Shirley Tafoya has served as Senior Vice President of Sales since May 2001. From July 1999 to March 2001, Ms. Tafoya worked as Director of Western Sales at Walt Disney Internet Group. From 1998 to 1999, Ms. Tafoya worked as Sales Manager at IDG/International Data Group. From 1994 to 1998, Ms. Tafoya worked as Director, Global Accounts, at CMP Media. Ms. Tafoya holds a bachelor's degree in Business Administration from Notre Dame de Namur University.

        Kelly M. Urso has served as a director since February 1999. Since July 2003, Ms. Urso has been a principal at K. M. Urso & Company, LLC. From September 2001 to July 2003, Ms. Urso was employed as a tax attorney by Reynolds & Rowella LLP. From 1997 to 2001, Ms. Urso served as the leader of the expatriate tax group at General Electric International, Inc. Ms. Urso holds a bachelor’s degree in business administration from the University of Cincinnati and a Juris Doctor degree from the Thomas M. Cooley Law School in Lansing, Michigan.

        The following table shows the amount of our common stock beneficially owned as of July 1, 2003, by each director and each of our executive officers listed in the Summary Compensation Table on page 30 of this prospectus, all current directors and executive officers as a group and all persons or entities that we know to beneficially own more than 5% of our stock. In general, shares “beneficially owned” include those shares a person has or shares the power to vote, or the power to dispose of. The table also shows the number of options to purchase shares of our common stock that are exercisable, either immediately or by August 29, 2003.

	Amount of Common Stock Beneficially Owned
Name	Number of Shares (1)	Exercisable Options (2)	Total	% of Shares Outstanding
Ralph Bartel	14,019,074	2,193,349	16,212,423	74%
Holger Bartel	16,263	—	16,263	*
David J. Ehrlich	10,006	35,000	45,006	*
Kelly N. Ford	—	—	—	—
Steven M. Ledwith	16	—	16	*
Suzanna Mak	10,006	35,000	45,006	*
Donovan Neale-May	110,000	35,000	145,000	1%
Lisa Su	6	—	6	*
Shirley Tafoya	—	—	—	—
Kelly M. Urso	10,010	35,000	45,010	*
Directors and executive officers as a group (10 persons)	14,175,381	2,333,349	16,508,730	76%

_________________
*	Represents less than 1% of the outstanding shares of common stock.
(1)	All shares are held directly.
(2)	Shares that could be acquired by exercising stock options through August 29, 2003.

Executive Compensation

        The following table sets forth summary information concerning all compensation we paid each of our executive officers during the years ended December 31, 2000, 2001 and 2002.

Summary Compensation Table
	Fiscal Year	Annual Compensation			Long Term Compensation
Name and Principal Position		Salary ($)	Bonus ($)	Shares Underlying Options(#)(1)		All Other Compensation
Ralph Bartel	2002	$192,000	—	5,000		—
Chairman, President, Chief	2001	$192,000	$1,832	30,000		—
Executive Officer, and Secretary	2000	$168,000	$9,739	—		—
Holger Bartel	2002	$240,000	—	—		—
Executive Vice President	2001	$240,000	$1,832	—		—
	2000	$148,000	$9,739	—		—
Steven Ledwith	2002	$130,008	—	—		—
Vice President of Engineering	2001	$120,000	$1,832	—		—
	2000	$ 97,089	$5,329	—		—
Lisa Su	2002	$103,337	—	—		—
Controller	2001	$ 85,837	$1,832	—		—
	2000	$ 18,750	—	—		—
Shirley Tafoya	2002	$294,275	—	—		—
Senior Vice President of Sales	2001	$134,448	—	—		—

_______________
(1)	The options issued to Mr. Bartel during 2001 and 2002 constitute compensation for participation on the Board of Directors.

Employment Agreements

        Ralph Bartel has entered into an employment agreement with us. His current employment agreement became effective on October 1, 2000 and was amended effective July 1, 2003. The agreement provides for an annual salary of $200,000 and an annual bonus of $60,000 if our budget goals are met. We may terminate the agreement with or without cause by delivering two weeks’ advance written notice to Mr. Bartel. He may terminate his employment agreement with or without cause by delivering two weeks’ advance written notice to us.

        Mr. Bartel has agreed not to compete with us, solicit our suppliers or employees or reveal our confidential information during the term of his employment agreement and for one year thereafter. In addition, Mr. Bartel is bound by a proprietary inventions agreement which prohibits him from, among other things, disseminating or using confidential information about our business or clients in any way that would be adverse to us.

Option Grants in Last Fiscal Year

        The following table contains information concerning options granted to our executive officers during fiscal year 2002:

Option Grants In Last Fiscal Year Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in 2001	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value (1) ($)
Ralph Bartel	5,000	100%	$3.00	3/25/12	$0.06

(1)	The value of the options was derived using the Black-Scholes option pricing model in accordance with rules and regulations of the SEC and is not intended to forecast the market value or future appreciation of our common share price. The Black-Scholes model was used with the following assumptions: dividend yield of 0%; expected volatility of 51%; risk-free interest rate of 4.5%; expected life of 5 years; and an underlying value of the common stock at the date of grant of $0.56. Such share value was calculated using assumptions approved by our management, which were based on our estimated earnings for 2001 before merger expenses, various assumed multiples of price to earnings per share with different probabilities assigned to each, and also taking into account our estimated book value per share.

Option Exercises and Year-End Values

        The following table contains information concerning options exercised by our executive officers during fiscal year 2002 and unexercised options held on December 31, 2002:

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-end		Value of Unexercised in-the- money Options at FY end ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ralph Bartel	--	--	2,193,349	0	$6,540,047	$ 0

(1)	Calculated by (A) determining the difference between (1) the average of the high and low trading prices per share of Travelzoo's common stock on December 31, 2002 and (2) the exercise price of the option and (B) multiplying such difference by the total number of shares under option, net of the aggregate value of all option exercise proceeds.

Stock Option Plan

         We do not currently have any stock option plan or other equity based compensation plans in effect.

CERTAIN TRANSACTIONS BETWEEN TRAVELZOO AND ITS AFFILIATES

Contribution of Shares of Silicon Channels Corporation to Travelzoo

         Silicon Channels Corporation ("Silicon Channels"), formerly an affiliate of Travelzoo Bahamas and now a wholly-owned subsidiary of Travelzoo, was incorporated in California on September 28, 1998 with Ralph Bartel as the sole stockholder. Silicon Channels did business under the name "Travelzoo.com Sales, Inc." On January 22, 2001, Mr. Bartel, formerly the sole stockholder of Silicon Channels, and Travelzoo entered into an agreement and completed a transaction in which:

  Mr. Bartel contributed all of the outstanding shares of Silicon Channels to Travelzoo;
  Travelzoo issued an aggregate of 8,129,273 shares of common stock to Mr. Bartel; and
  Travelzoo issued to Mr. Bartel options to acquire 2,158,349 shares of common stock of Travelzoo at an exercise price of $1.00 per share, exercisable at any time during the ten-year period following the date of issuance.

Loan to Silicon Channels Corporation

         In 2000, Mr. Bartel loaned Silicon Channels $50,000 on an unsecured basis. The loan did not bear interest and was repayable on or before December 31, 2000. On December 31, 2000, Mr. Bartel agreed to extend the loan until March 31, 2001. The loan was repaid on March 31, 2001.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the ownership of our common stock by the selling stockholders and the shares being offered under this prospectus.

        The shares being offered by Ralph Bartel as shown below are being sold pursuant to an underwriting agreement with Wedbush Morgan Securities, Inc. as described under “Plan of Distribution” on page 40. The shares held by the other selling stockholders, all of which we believe are charitable organizations, represent shares which were contributed to those organizations by Mr. Bartel.

        The percentage owned prior to and after the offering reflects the outstanding common shares at the time of the initial registration statement of which this prospectus is a part. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of the selling stockholders.

Selling Stockholder	Ownership Prior to Offering		Shares Offered Hereby	Ownership After the Offering
	Shares	%		Shares	%
Ralph Bartel (1)	14,019,074	72%	300,000	13,719,074	71%
Wedbush Morgan Securities, Inc. (2)	—	—	30,000	—	—
Art Museums (3)	2,600	*	2,600	0	—
Arts Councils/Agencies (3)	200	*	200	0	—
Arts Cultural Organizations – Multipurposes (3)	300	*	300	0	—
Arts Education/Schools (3)	600	*	600	0	—
Ballets/Dance Organizations (3)	600	*	600	0	—
Children's Museums (3)	200	*	200	0	—
Cultural Ethnic Awareness Organizations (3)	400	*	400	0	—
Fund Raising/Fund Distribution Organizations (3)	400	*	400	0	—
Historical Societies (3)	1,500	*	1,500	0	—
History Museums (3)	400	*	400	0	—
Humanities Organizations (3)	500	*	500	0	—
Media Communications Organizations (3)	1,200	*	1,200	0	—
Museums (3)	1,200	*	1,200	0	—
Music Organizations (3)	200	*	200	0	—
Natural History/Natural Science Museums (3)	400	*	400	0	—
Operas (3)	600	*	600	0	—
Other Art/Culture/Humanities Organizations N.E.C. (3)	700	*	700	0	—
Performing Arts Organizations (3)	800	*	800	0	—
Performing Arts Centers (3)	1,900	*	1,900	0	—
Performing Arts Schools (3)	300	*	300	0	—
Printing/Publishing Organizations (3)	1,100	*	1,100	0	—
Professional Societies/Associations (3)	300	*	300	0	—
Radio Organizations (3)	500	*	500	0	—
Science & Technology Museums (3)	500	*	500	0	—
Single Organization Support Organizations (3)	1,300	*	1,300	0	—
Symphony Orchestras (3)	1,500	*	1,500	0	—
Television Organizations (3)	1,700	*	1,700	0	—
Theater Organizations (3)	2,200	*	2,200	0	—
Visual Arts Organizations (3)	300	*	300	0	—

*	Less than 1%

(1)	Mr. Bartel is our Chief Executive Officer and President. He was also the Chief Executive Officer and President of our predecessor corporation, Travelzoo.com Corporation. If the overallotment option and the warrant held by Wedbush Morgan Securities, Inc. are exercised, Mr. Bartel will own 13,644,074 shares and will hold 70% of our outstanding common stock. Based on the number of shares issued as of June 30, 2003 in the merger with Travelzoo Bahamas, Mr. Bartel’s shares represent 92% of the outstanding shares.

(2)	Mr. Bartel granted Wedbush Morgan Securities, Inc. a warrant to purchase 30,000 shares of common stock held by Mr. Bartel, subject to adjustment, at a price per share equal to 120% of the public offering price set forth on the cover page of this prospectus. The warrant is exercisable for any or all of such shares, at any time beginning on the first anniversary of the date of this prospectus and expiring five years from the date of this prospectus. In addition to including such shares in the registration statement relating to this prospectus, Travelzoo has granted Wedbush Morgan Securities, Inc. certain registration rights with respect such shares. Other than such shares and the shares of our common stock being acquired in this offering, Wedbush Morgan Securities, Inc. currently owns no shares, or rights to acquire shares, of our common stock. See “Plan of Distribution.”

(3)	These shares were donated by Ralph Bartel to various charitable/civic organizations in the category described. The shares beneficially owned by and offered by such organizations represent, in the aggregate, less than one percent of the shares being offered hereby.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is subject to the Delaware General Corporation Law and to provisions contained in our Certificate of Incorporation and By-laws.

General

        We are authorized to issue 40,000,000 shares of our common stock, $.01 par value, and 5,000,000 shares of undesignated preferred stock, $.01 par value.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights.

Preferred Stock

        Our board of directors has the authority, without action by the stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include:

  restricting dividends on our common stock;
  diluting the voting power of our common stock;
  impairing the liquidation rights of our common stock; or
  delaying or preventing a change of control of us without further action by our stockholders.

        No shares of our preferred stock are outstanding, and we have no present plans to issue any shares of our preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

        Some provisions of Delaware law and our certificate of incorporation and by-laws could make the following more difficult:

  acquisition of us by means of a tender offer;
  acquisition of us by means of a proxy contest or otherwise; or
  removal of our incumbent officers and directors.

        These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Stockholder Meetings

        Under our by-laws, only our Chairman of the Board, our President or our board of directors may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors.

Delaware Anti-Takeover Law

        Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, and may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting

        Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

        The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

        Our common stock is included on the OTC Bulletin Board under the symbol “TVZO.” The following table shows, for the periods indicated, the high and low sale prices per share of the common stock based on published financial sources.

	High	Low
2002
Third Quarter	$6.00	$3.00
Fourth Quarter	7.00	6.00
2003
First Quarter	5.00	4.00
Second Quarter	5.60	4.00

Dividends

        We have not paid any dividends on our common stock in the past and do not expect to pay dividends in the foreseeable future. We currently intend to retain future earnings to finance the expansion or our business. The payment of dividends will be at the discretion of our board of directors and will depend upon factors such as future earnings, capital requirements, our financial condition and general business conditions.

PLAN OF DISTRIBUTION

Underwriting

        Subject to the terms and conditions of the underwriting agreement among the Company, Ralph Bartel, our Chief Executive Officer, and Wedbush Morgan Securities, Inc. (the “Underwriter”), a copy of which is filed as an exhibit to the registration statement relating to this prospectus, the Underwriter has agreed to purchase from Mr. Bartel and Mr. Bartel has agreed to sell to the Underwriter, an aggregate of 300,000 shares of common stock (“Mr. Bartel’s Offered Shares”). The selling stockholders other than Mr. Bartel are not parties to the Underwriting Agreement, and the Underwriter is not purchasing the shares of common stock offered hereby by such other selling stockholders.

        The Underwriting Agreement provides that the obligation of the Underwriter to purchase Mr. Bartel’s Offered Shares is subject to certain conditions precedent and that the Underwriter will purchase all of Mr. Bartel’s Offered Shares if any of such shares are purchased.

        Mr. Bartel has granted the Underwriter an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an additional 45,000 shares of common stock held by Mr. Bartel. This option may be exercised in whole or in part from time to time during the 45-day period after the date of this prospectus. To the extent that the Underwriter exercises such option, Mr. Bartel will be obligated, pursuant to the option, to sell such shares to the Underwriter. The Underwriter may exercise such option only to cover overallotments made in connection with the sale of Mr. Bartel’s Offered Shares offered hereby. If purchased, the Underwriter will offer such additional shares on the same terms as those on which Mr. Bartel’s Offered Shares are being offered.

        The Underwriting Agreement contains covenants of indemnity and contribution among the Company, Mr. Bartel and the Underwriter with respect to certain liabilities, including liabilities under the Securities Act of 1933.

        We and Mr. Bartel have been advised by the Underwriter that the Underwriter proposes to offer Mr. Bartel’s Offered Shares to the public at the public offering price set forth on the cover page of this prospectus. After this offering, the offering price and other selling terms may be changed by the Underwriter.

         In accordance with the Underwriting Agreement, we have agreed to pay or reimburse the Underwriter for certain of the Underwriter's out-of-pocket expenses, including fees and expenses of the Underwriter's counsel. Such expenses are estimated to be approximately $100,000. In addition, Mr. Bartel has agreed to grant the Underwriter a warrant to purchase 30,000 shares of common stock held by Mr. Bartel, subject to adjustment, at a price per share equal to 120% of the public offering price set forth on the cover page of this prospectus. The warrant is exercisable for any or all of such shares, at any time beginning on the first anniversary of the date of this prospectus and expiring five years from the date of this prospectus. In addition to including such shares in the registration statement relating to this prospectus, the Company has granted the Underwriter certain registration rights with respect to such shares, including certain demand registration rights and “piggyback” registration rights that will expire no later than five and seven years, respectively, from the date of this prospectus.

        The following table summarizes the compensation and estimated expenses the Company and Mr. Bartel will pay to or for the benefit of the Underwriter:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
By the Company: Underwriting Discounts and Commissions	N/A	N/A	N/A
Expenses	$ 0.33	$100,000.00	$115,000.00
By Mr. Bartel:
Underwriting Discounts and Commissions	$	$	$
Expenses	$ 0.00	$ 0.00	$ 0.00
Warrant (1)	$	$	$

(1)	Calculated in accordance with Rules of Fair Practice of the National Association of Securities Dealers, Inc., based on the number of shares and exercise price, at 2.25% of the public offering price set forth on the cover page of this prospectus.

        To facilitate this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the Underwriter may overallot shares of our common stock in connection with this offering, thereby creating a short position in the Underwriter’s account. Additionally, to cover such overallotments or to stabilize the market price of our common stock, the Underwriter may bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market. The Underwriter is not required to engage in these activities, and, if commenced, may discontinue such activities at any time. The Underwriter may also reclaim selling concessions allowed to a dealer if the Underwriter repurchases shares distributed by that dealer.

        The Underwriter has advised us that it may engage in passive market-making transactions in our common stock in accordance with rules promulgated by the SEC. In general, a passive market-maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market-maker generally may not exceed 30% of its average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market-maker must identify passive market-making bids as such. Passive market-making may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriter is not required to engage in passive market-making and, if commenced, may discontinue such activities at any time.

        The Company, our directors, officers and certain of our stockholders have agreed that we will not, directly or indirectly, offer, sell or otherwise dispose of, any of our common stock (other than common stock included in this offering) or any securities convertible into or exchangeable for, or any rights to purchase or acquire, common stock of the Company for 180 days after the date of this prospectus without the prior written consent of the Underwriter.

        The Underwriter has performed and may continue to perform certain financial advisory services for us and our subsidiaries.

Selling Stockholders other than Mr. Bartel

         The shares being offered by the selling stockholders other than Mr. Bartel are not subject to or covered by the underwriting arrangements described above. The selling stockholders other than Mr. Bartel may sell the shares in one or more transactions (which may include “block” transactions) on the OTC Bulletin Board in negotiated transactions, through the settlement of short sales or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders other than Mr. Bartel may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents or dealers designated from time to time, and such agents or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser(s) for whom they may act as agent or to whom they may sell as principals, or both. The selling stockholders other than Mr. Bartel and any agents or dealers that act in connection with the sale of the shares of our common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act. To the extent that any persons acting in connection with the sale of such shares are deemed to be underwriters, Travelzoo will not participate in any arrangements which would provide commissions or discounts to such underwriters exceeding 8% of the sale proceeds.

        In connection with sales of the remaining shares of common stock or otherwise, the selling stockholders other than Mr. Bartel may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders other than Mr. Bartel may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling stockholders other than Mr. Bartel effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the remaining shares will be borne by the selling stockholders.

        At the time a particular offering of the remaining shares of common stock, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS

        Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock. Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California, will pass upon certain legal matters for the underwriter in connection with this offering.

EXPERTS

        The consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002 have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to the common stock offered in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the Commission’s public reference room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on the OTC Bulletin Board, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

        We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

TRAVELZOO INC.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Travelzoo Inc.

        We have audited the accompanying consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelzoo Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Mountain View, California
January 13, 2003

TRAVELZOO INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$1,258,273	$609,919
Accounts receivable, less allowance for doubtful accounts of $55,925 and $55,228 as of December 31, 2002 and December 31, 2001, respectively	1,311,399	892,337
Deposits	22,339	32,508
Prepaid expenses and other current assets	114,909	18,179
Deferred income taxes	81,313	65,051

Total current assets	2,788,233	1,617,994
Deposits	64,923	—
Deferred income taxes	32,054	15,298
Property and equipment, net	142,091	137,200
Intangible assets, net	212,293	360,238

Total assets	$3,239,594	$2,130,730

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$442,349	$175,351
Accrued expenses	547,680	284,318
Deferred revenue	19,179	86,721
Income tax payable	439,432	646,457

Total liabilities	1,448,640	1,192,847

Commitments
Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized	—	—
Common stock, $0.01 par value; 40,000,000 shares authorized, 19,425,147 shares issued and outstanding both years	194,251	194,251
Additional paid-in capital	(116,078)	(116,078)
Retained earnings	1,712,781	859,710

Total stockholders’ equity	1,790,954	937,883

Total liabilities and stockholders’ equity	$3,239,594	$2,130,730

See accompanying notes to consolidated financial statements

TRAVELZOO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2002	2001	2000

Revenues:
Advertising	$9,847,516	$6,141,456	$3,852,066
Commissions	304	6,482	97,451

Total revenues	9,847,820	6,147,938	3,949,517
Cost of revenues	351,169	304,081	282,195

Gross profit	9,496,651	5,843,857	3,667,322

Operating expenses:
Sales and marketing	5,726,557	3,274,747	1,484,495
General and administrative	2,293,846	1,354,088	1,201,982
Merger expenses	54,538	332,721	231,303

Total operating expenses	8,074,941	4,961,556	2,917,780

Income from operations	1,421,710	882,301	749,542
Interest income	3,971	2,702	—

Income before income taxes	1,425,681	885,003	749,542
Income taxes	572,610	521,268	387,856

Net income	$853,071	$363,735	$361,686

Net income per share:
Basic and diluted net income per share	$0.04	$0.02	$0.02

Shares used in computing basic net income per share	19,425,147	19,425,147	19,372,791

Shares used in computing diluted net income per share	19,896,353	19,425,147	19,466,810

See accompanying notes to consolidated financial statements

TRAVELZOO INC.

CONSOLIDATED STATEMENTS Of STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Additional		Total
			Paid-in	Retained	Stockholders’
	Shares	Amount	Capital	Earnings	Equity

Balances, December 31, 1999	19,285,147	$192,851	$(132,851)	$134,289	$194,289
Issuance of common stock upon exercise of options	70,000	700	2,800	—	3,500
Stock-based compensation expense	—	—	9,221	—	9,221
Issuance of common stock to directors	70,000	700	4,752	—	5,452
Net income	—	—	—	361,686	361,686

Balances, December 31, 2000	19,425,147	194,251	(116,078)	495,975	574,148
Net income	—	—	—	363,735	363,735

Balances, December 31, 2001	19,425,147	$194,251	$(116,078)	$859,710	$937,883

Net income	—	—	—	853,071	853,071

Balances, December 31, 2002	19,425,147	$194,251	$(116,078)	$1,712,781	$1,790,954

See accompanying notes to consolidated financial statements

TRAVELZOO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net income	$853,071	$363,735	$361,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	194,373	138,628	54,914
Deferred income taxes	(33,018)	28,196	(93,381)
Provision for losses on accounts receivable	14,571	(88,507)	135,144
Loss on disposal of property and equipment	—	567	4,212
Stock-based compensation expense	—	—	9,221
Non-cash revenues	(3,410)	(16,449)	—
Changes in operating assets and liabilities:
Accounts receivable	(433,633)	(19,870)	(591,562)
Deposits	(54,754)	78,244	(102,566)
Prepaid expenses and other current assets	(96,730)	92,819	(92,765)
Accounts payable	266,998	(1,541)	113,086
Accrued expenses	263,362	60,839	133,975
Deferred revenue	5,295	11,384	(3,300)
Income tax payable	(207,025)	122,653	479,881

Net cash provided by operating activities	769,100	770,698	408,545

Cash flows from investing activities:
Purchases of property and equipment	(120,746)	(31,365)	(227,589)
Purchases of intangible assets	—	(125,000)	(200,000)

Net cash used in investing activities	(120,746)	(156,365)	(427,589)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	—	3,500
Loans from principal stockholder	—	—	50,000
Repayment of loans from principal stockholder	—	(50,000)	—

Cash (used in) provided by financing activities	—	(50,000)	53,500

Net increase in cash and cash equivalents	648,354	564,333	34,456
Cash and cash equivalents at beginning of year	609,919	45,586	11,130

Cash and cash equivalents at end of year	$1,258,273	$609,919	$45,586

Supplemental disclosure of cash flow information:
Cash paid for income taxes net refunds received	$812,653	$385,102	$1,356

Non cash investing activities:
Intangible asset acquired for future advertising Services	$—	$89,286	$—

Reduction in carry amounts of intangible asset and deferred revenue	$(69,427)	—	$—

See accompanying notes to consolidated financial statements

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(1) Summary of Significant Accounting Policies

     (a) Description of Business and Basis of Presentation

      The consolidated financial statements include the accounts of Travelzoo Inc. and its wholly-owned subsidiaries (the “Company” or “Travelzoo”). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company publishes the Travelzoo website, the Travelzoo Top 20e-mail newsletter, and the Weekend.com e-mail newsletter which provide advertising opportunities for the travel industry.

      The Company was formed as a result of a combination and merger of entities founded by the Company’s majority stockholder, Mr. Ralph Bartel. In 1998, Mr. Bartel founded Travelzoo.com Corporation, a Bahamas corporation, which also issued 5,155,874 shares via the Internet to approximately 700,000 stockholders (“the Netsurfer stockholders”) for no cash consideration. In 1998, Mr. Bartel also founded Silicon Channels Corporation, a California corporation, to operate the Travelzoo website. During 2001, Travelzoo Inc. was formed as a subsidiary of Travelzoo.com Corporation, and Mr. Bartel contributed all of the outstanding shares of Silicon Channels to Travelzoo Inc. in exchange for 8,129,273 shares of Travelzoo Inc. and options to acquire an additional 2,158,349 shares at $1.00. The merger was accounted for as a combination of entities under common control using “as-if pooling-of-interests” accounting. Under this method of accounting, the assets and liabilities of Silicon Channels Corporation and Travelzoo Inc. were carried forward to the combined company at their historical costs. In addition, all prior period financial statements of Travelzoo Inc. were restated to include the combined results of operations, financial position and cash flows of Silicon Channels Corporation.

      During January 2001, the Board of Directors of Travelzoo.com Corporation proposed that Travelzoo.com Corporation be merged with Travelzoo Inc. whereby Travelzoo Inc. would be the surviving entity. On March 15, 2002, the stockholders of Travelzoo.com Corporation approved the merger with Travelzoo Inc. On April 25, 2002, the certificate of merger was filed in Delaware upon which the merger became effective and Travelzoo.com Corporation was dissolved. Each outstanding share of common stock of Travelzoo.com Corporation was converted into the right to receive one share of common stock of Travelzoo Inc. Stockholders have a period of two years to receive shares of Travelzoo Inc. Travelzoo.com Corporation had 11,295,874 shares outstanding. As of December 31, 2002, 6,791,612 shares of Travelzoo.com Corporation had been exchanged for shares of Travelzoo Inc. The remaining 4,504,262 shares of Travelzoo Inc. that may be exchanged are included in the issued and outstanding common stock of Travelzoo Inc. and earnings per share calculations. The merger was accounted for as a combination of entities under common control using “as-if pooling-of-interests” accounting. Under this method of accounting, the assets and liabilities of Travelzoo.com Corporation and Travelzoo Inc. were carried forward at their historical costs. In addition, all prior period financial statements of Travelzoo Inc. were restated to include the combined results of operations, financial position and cash flows of Travelzoo.com Corporation. The restated results of Travelzoo Inc. are identical to the combined results of Travelzoo.com Corporation and Travelzoo Inc.

     (b) Revenue Recognition

      Revenue consists of advertising sales and commissions from e-commerce transactions. Advertising revenues are derived principally from the sale of display advertising, classified advertising, and banner advertising on the Travelzoo website and in the Travelzoo Top 20 e-mail newsletter. Commissions are generated from bookings of travel services through customer advertising on the Travelzoo website.

      Advertising revenues are recognized in the period in which the advertisement is displayed, provided that evidence of an arrangement exists, the fees are fixed or determinable, no significant obligations remain at the end of the period, and collection of the resulting receivable is deemed probable. If fixed-fee advertising is

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

displayed over a term greater than one month, revenues are recognized ratably over the period. To the extent that any minimum guaranteed impressions are not met during the contract period, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved. Fees for banner advertising and other variable-fee advertising arrangements are recognized based on the number of impressions displayed or clicks delivered during the period.

      The Company had outsourced part of its advertising sales and production activities to DoubleClick, Inc. (“DoubleClick”). Under the terms of the agreement with DoubleClick, the Company received a portion of the revenue received by DoubleClick from customers for the display of advertising on the Travelzoo website. The Company recorded these revenues on a net basis. The gross revenue received by DoubleClick from advertising on the Travelzoo website was $82,939, $600,454, and $430,130 for the years ended December 31, 2002, 2001, and 2000 respectively. The Company’s share of this income, which has been recorded as revenue, was $38,354, $332,736, and $231,885 for the years ended December 31, 2002, 2001, and 2000 respectively. The agreement with DoubleClick was canceled as of August 23, 2002.

      Revenues from advertising barter transactions are recognized in the period during which the advertisements are displayed on the Travelzoo website. Expenses from barter transactions are recognized in the period during which the advertisements are displayed on the barter partner’s website. Barter transactions are recorded at the fair value of the advertising provided based on cash received by the Company for transactions involving similar types of advertising during the six months preceding the transaction in accordance with Emerging Issues Task Force (EITF) Issue No. 99-17, Accounting for Advertising Barter Transactions. The amounts included in advertising revenues and sales and marketing expenses for barter transactions were $-0-, $-0-, and $37,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

      Commissions are recorded as the net amount received by the Company and are recognized in the period in which the commissions earned are reported to the Company by the e-commerce partner.

     (c) Net Income Per Share

      Net income per share has been calculated in accordance with SFAS No. 128, Earnings per Share. Basic net income per share is computed using the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by adjusting the weighted-average number of common shares for the effect of potential common shares outstanding during the period. Potential common shares included in the diluted calculation consist of incremental shares issuable upon the exercise of outstanding stock options calculated using the treasury stock method.

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the calculation of basic and diluted income per share:

	Year Ended December 31,

	2002	2001	2000

Basic net income per share:
Net income	$853,071	$363,735	$361,686

Weighted average common shares	19,425,147	19,425,147	19,372,791

Basic net income per share	$0.04	$0.02	$0.02

Diluted net income per share:
Net income	$853,071	$363,735	$361,686

Weighted average common shares	19,425,147	19,425,147	19,372,791
Effect of dilutive securities-stock options	471,206	—	94,019

Weighted average common and potential common shares	19,896,353	19,425,147	19,466,810

Diluted net income per share	$0.04	$0.02	$0.02

      For the year ended December 31, 2001, all outstanding stock options were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

     (d) Use of Estimates

      Management of the Company have made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (e) Property and Equipment

      Property and equipment consisted of the following:

	December 31,

	2002	2001

Computer hardware and software	$249,801	$182,461
Office equipment	141,266	95,063

	391,067	277,524
Less accumulated depreciation	248,976	140,324

Total	$142,091	$137,200

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (f) Intangible Assets

      Intangible assets consist of the following:

	December 31,

	2002	2001

Acquired amortized intangible assets:
Internet domain names	$344,857	$414,286
Less accumulated amortization	132,564	54,048

Total	$212,293	$360,238

      Amortization expense was $78,518, $50,714, and $3,333 for the years ended December 31, 2002, 2001 and 2000, respectively.

      In October 2001, the Company completed the acquisition of the Weekends.com domain name. As consideration for the purchase, the Company paid the seller $125,000 and agreed to provide a minimum number of clicks to the seller’s other websites through advertising placed on the Travelzoo website. The fair value of the advertising services of $89,286 was determined based on the cash price of similar advertising services and recorded as deferred revenue. The revenue was recognized as the clicks were delivered. During the years ended December 31, 2002 and 2001, $3,410 and $16,449 of revenues related to this arrangement were recognized. The agreement with the seller to provide advertising services expired on September 30, 2002. As such, $69,427 of advertising was not delivered and the carrying amounts of the intangible asset and related deferred revenue were reduced accordingly.

      Estimated future amortization expense related to intangible assets at December 31, 2002 is as follows:

2003	$65,500
2004	65,500
2005	62,167
2006	19,126

$212,293

     (g) Advertising Costs

      Advertising costs (including barter advertising) amounted to $3,960,464, $2,264,488 and $1,161,800 for the years ended December 31, 2002, 2001, and 2000, respectively. During the years ended December 31, 2002, 2001 and 2000, $546,214, $492,672 and $256,920, respectively, of advertising services were purchased from the Company’s customers under non-barter arrangements.

     (h) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (i) Impairment of Long-Lived Assets

      The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Impairment of Long-Lived Assets. SFAS No. 144 requires an impairment loss to be recognized on assets to be held and used if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. The amount of the impairment loss is measured as the difference between the carrying amount and the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (j) Stock-Based Compensation

      As allowed under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for fixed plan stock awards to employees. Deferred stock-based compensation for options granted to employees is determined as the excess of the fair value of the common stock over the exercise price on the date options were granted. Stock-based compensation is amortized over the vesting period of the individual award.

      Had all stock-based compensation awards granted to employees and directors been accounted for using the fair value based method net income and net income share would have been adjusted to the amounts reported in the following table.

	Year Ended December 31,

	2002	2001	2000

Net income as reported	$853,071	$363,735	$361,686
Stock-based compensation included in determination of net income	—	—	9,221
Stock-based compensation determined under the fair-value based method	(1,908)	(56,182)	(11,765)

Pro-forma net income as if the fair value based method had been applied to all awards	$851,163	$307,553	$359,142

Pro-forma basic and diluted net income per share as if the fair value based method had been applied to all awards	$0.04	$0.02	$0.02

      The fair value of options granted was calculated as of the grant date using the Black-Scholes method with the following assumptions:

	2002	2001	2000

Numbers of options granted	33,589	210,000	70,000
Grant date fair value of options	$0.06	$0.27	$0.17
Grant date fair value of the common stock	$0.56	$0.39	$0.18
Expected life of the option (in years)	5	10	10
Annual volatility	51%	85%	85%
Risk-free interest rates	4.5%	4.5%	4.5%
Dividend Rate	—	—	—

     (k) Website Development Costs

      Prior to June 30, 2000, website development costs were expensed as incurred. The Company adopted EITF Issue No. 00-02, Accounting for Website Development Costs, on June 30, 2000. The adoption of EITF

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Issue No. 00-02 did not have a significant impact on the combined financial statements. Subsequent to the adoption of EITF No. 00-02, no internal website development costs that qualify for capitalization have been incurred.

     (l) Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 provides guidance on the accounting for a business combination at the date a business combination is completed. The statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. The Company adopted SFAS No. 141 on July 1, 2001. The adoption did not have an effect on the combined financial statements. SFAS No. 142 provides guidance on how to account for goodwill and intangible assets after an acquisition is completed. The most substantive change is that goodwill will no longer be amortized but instead will be tested for impairment periodically. The Company adopted SFAS No. 142 as of the beginning of 2002 and the effect of adoption did not have a material impact on the condensed consolidated financial statements.

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated retirement costs. The Company will adopt SFAS No. 143 at the beginning of 2003, and the adoption is not expected to have a material impact on the combined financial statements.

      In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Impairment of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 removes goodwill from its scope. SFAS No. 144 is applicable to the Company’s financial statements beginning in 2002. The adoption of this statement did not have a material impact on the consolidated financial statements.

      In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the consolidated financial statements.

      In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application of the Statement is encouraged. The Company’s adoption of Statement 146 will not have a material impact on its historical financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. The disclosure requirements effective for the year ending

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002, expand the disclosures required by a guarantor about its obligation under a guarantee. The adoption of the disclosure requirements of this statement did not impact the Company’s financial position, results of operations or cash flows.

      In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the new disclosure requirements of this statement.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The interpretation provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure, that functions to support the activities of the primary beneficiary. The interpretation is effective as of the beginning of Company’s third quarter of 2003 for variable interest entities created before February 1, 2003. The adoption of this statement is not expected to impact the Company’s financial position, results of operations or cash flows.

(2) Commitments

      The Company leases office space in Mountain View, California, and in New York, New York, under operating leases which expire on December 31, 2003 and June 30, 2004, respectively. The future minimum rental payments under these operating leases as of December 31, 2002, total $556,940 and $197,940 for 2003 and 2004, respectively. Rent expense was $471,766, $302,355 and $154,498 for the years ended December 31, 2002, 2001, and 2000, respectively.

(3) Allowance for Doubtful Accounts

      The details of changes to the allowance for doubtful accounts are as follows:

Balance at December 31, 1999	$10,000
Additions — charged to costs and expenses	135,144

Balance at December 31, 2000	145,144
Deductions — credited to costs and expenses, net	(88,507)
Deductions — write-offs	(1,409)

Balance at December 31, 2001	55,228
Additions — charged to costs and expenses, net	14,572
Deductions — write-offs	(13,875)

Balance at December 31, 2002	$55,925

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Income Taxes

      Income tax expense (benefit) for the years ended December 31, 2002, 2001, and 2000 consisted of the following:

	Current	Deferred	Total

2002:
Federal	$453,851	$(26,836)	$427,015
State	151,777	(6,182)	145,595

	$605,628	$(33,018)	$572,610

2001:
Federal	$384,153	$21,846	$405,999
State	108,669	6,350	115,019
Foreign	250	—	250

	$493,072	$28,196	$521,268

2000:
Federal	$380,265	$(79,706)	$300,559
State	100,722	(13,675)	87,047
Foreign	250	—	250

	$481,237	$(93,381)	$387,856

      Income tax expense for the years ended December 31, 2002, 2001, and 2000, differed from the amounts computed by applying the U.S. federal statutory tax rate applicable to the Company’s level of pretax income as a result of the following:

	2002	2001	2000

Federal tax at statutory rates	$485,714	$307,423	$254,844
State taxes, net of federal income tax benefit	96,093	99,146	57,451
Foreign taxes	—	250	250
Non-deductible merger expenses and other	(9,197)	114,449	75,311
Total income tax expense	$572,610	$521,268	$387,856

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities as of December 31, 2002, and 2001, are as follows:

	2002	2001

Deferred tax assets:
Accruals and allowances	$39,204	$28,104
State income taxes	36,733	36,948
Capitalized start-up costs	760	1,531
Property and equipment	—	3,968
Intangible assets	$39,462	$13,073

Gross deferred tax assets	116,159	83,624
Deferred tax liabilities:
State income taxes	$—	$(3,275)
Property and equipment	(2,792)	—

Gross deferred tax liabilities	(2,792)	(3,275)

Net deferred tax assets	$113,367	$80,349

      No valuation allowance has been recorded for the deferred tax assets because management believes that the Company is more likely than not to generate sufficient future taxable income to realize the related tax benefits.

(5) Stockholders’ Equity

      As of December 31, 2002 the authorized capital stock of Travelzoo Inc. comprised 40,000,000 shares of $.01 par value common stock and 5,000,000 shares of $.01 par value preferred stock. As of December 31, 2002 19,425,147 shares of common stock and no shares of preferred stock were issued and outstanding. During 2000, the Company granted to an employee options to purchase 334,676 shares of common stock with an exercise price of $0.05 and a two-year vesting period. In September 2000, upon the termination of the employee, 70,000 options were fully vested under the original terms of the grant and the remaining unvested options were forfeited. The Company recorded stock-based compensation in 2000 of $9,221 based on the intrinsic value of the options that vested. The 70,000 vested options were exercised in September 2000.

      As described in note 1(a), as part of the consideration exchanged for the outstanding shares of Silicon Channels Corporation, the Company also issued to the majority stockholder in January 2001 fully vested and exercisable options to acquire 2,158,349 shares of common stock. The options have an exercise price of $1.00 and expire in January 2011.

      In October 2001, the Company granted to each director fully vested and exercisable options to purchase 30,000 shares of common stock with an exercise price of $2.00 for their services as a director in 2000 and 2001. A total of 210,000 options were granted. The options expire in October 2011.

      In March 2002, Travelzoo Inc. granted to each director fully vested and exercisable options to purchase 5,000 shares of common stock with an exercise price of $3.00 for their services as a director in 2002. A total of 35,000 options were granted. In October 2002, 1,411 options were forfeited upon the resignation of a director. All other options are vested as of December 31, 2002. The options expire in March 2012.

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Significant Customer Information and Segment Reporting

      SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within a company for making operational decisions and assessing performance. As of December 31, 2002, the Company has one operating segment: online advertising.

      Significant customer information is as follows:

				Percent of
	Percentage of			Accounts
	Total Revenue			Receivable

	Year Ended December 31,			December 31,

Customer	2002	2001	2000	2002	2001

A	*	*	*	12%	*
B	13%	15%	22%	*	19%
C	*	*	11%	—	—
D	*	13%	*	—	15%
E	14%	*	—	21%	11%
All of the above customers are located in the United States of America.

*	Less than 10%

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7) Unaudited Quarterly Information

      The following represents unaudited quarterly financial data for 2002 and 2001.

	Quarters Ended

	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2002	2002	2002	2002	2001	2001	2001	2001

	(In thousands)
Revenues:
Advertising	$3,132	$2,538	$2,211	$1,966	$1,723	$1,574	$1,537	$1,308
Commissions	—	—	—	—	—	1	3	3

Total revenues	3,132	2,538	2,211	1,966	1,723	1,575	1,540	1,311
Cost of revenues	89	90	86	86	79	74	75	77

Gross profit	3,043	2,448	2,125	1,880	1,644	1,501	1,465	1,234
Operating expenses:
Sales and marketing	1,904	1,510	1,316	996	1,115	920	790	450
General and administrative	647	522	562	562	418	373	366	197
Merger expenses	—	—	—	55	29	62	113	128

Total operating expenses	2,551	2,032	1,878	1,613	1,562	1,355	1,269	775
Income from operations	492	416	247	267	82	146	196	459
Interest income	2	1	—	1	1	1	1	—

Income before income taxes	494	417	247	268	83	147	197	459
Income taxes	168	171	101	133	68	86	127	241

Net income	$326	$246	$146	$135	$15	$61	$70	$218

Basic and diluted net income per share	$.02	$.01	$.01	$—	$—	$—	$.01	$.01

TRAVELZOO INC.
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2003	December 31, 2002

Assets Current assets:
Cash and cash equivalents	$ 2,343,037	$ 1,258,273
Accounts receivable, less allowance for doubtful
accounts of $96,778 and $55,925 as of June 30,
2003 and December 31, 2002, respectively	1,696,472	1,311,399
Deposits	108,188	22,339
Prepaid expenses and other current assets	140,383	114,909
Deferred income taxes	81,313	81,313

Total current assets	4,369,393	2,788,233
Deposits	—	64,923
Deferred income taxes	32,054	32,054
Property and equipment, net	105,318	142,091
Intangible assets, net	179,543	212,293

Total assets	$ 4,686,308	$ 3,239,594

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 552,548	$ 442,349
Accrued expenses	836,262	547,680
Deferred revenue	24,865	19,179
Income tax payable	500,669	439,432

Total liabilities	1,914,344	1,448,640

Commitments
Stockholders’ equity:
Common stock	194,251	194,251
Additional paid-in capital	(116,078)	(116,078)
Retained earnings	2,693,791	1,712,781

Total stockholders’ equity	2,771,964	1,790,954

Total liabilities and stockholders’ equity	$ 4,686,308	$ 3,239,594

                           See accompanying notes to unaudited condensed consolidated financial statements.

TRAVELZOO INC.
Condensed Consolidated Statements of Operation
(Unaudited)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Revenues	4,291,359	2,211,180	8,004,936	4,177,204
Cost of revenues	81,031	86,171	164,169	172,000

Gross profit	4,210,328	2,125,009	7,840,767	4,005,204

Operating expenses:
Sales and marketing	2,294,521	1,316,213	4,218,442	2,312,316
General and administrative	903,119	562,298	1,959,803	1,124,616
Merger expenses	—	—	—	54,538

Total operating expenses	3,197,640	1,878,511	6,178,245	3,491,470

Income from operations	1,012,688	246,498	1,662,522	513,734
Interest income	3,084	350	5,137	1,487

Income before income taxes	1,015,772	246,848	1,667,659	515,221
Income taxes	419,375	100,968	686,649	233,601

Net income	$ 596,397	$ 145,880	$ 981,010	$ 281,620

Basic net income per share	$ 0.03	$ 0.01	$ 0.05	$ 0.01
Diluted net income per share	$ 0.03	$ 0.01	$ 0.05	$ 0.01
Shares used in computing basic
net income per share	19,425,147	19,425,147	19,425,147	19,425,147
Shares used in computing diluted
net income per share	20,498,665	19,425,147	20,501,602	19,425,147

                           See accompanying notes to unaudited condensed consolidated financial statements.

TRAVELZOO INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended June 30,

	2003	2002

Cash flows from operating activities:
Net income	$ 981,010	$ 281,620
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization	87,940	88,685
Provision for losses on accounts receivable	40,853	36,791
Loss on disposal of property and equipment	415	—
Non-cash revenues	—	(3,410)
Changes in operating assets and liabilities:
Accounts receivable	(425,926)	(257,485)
Deposits	(20,926)	(29,227)
Prepaid expenses and other current assets	(25,474)	(39,354)
Accounts payable	110,199	(21,358)
Accrued expenses	288,582	106,134
Deferred revenue	5,686	13,296
Income tax payable	61,237	(307,259)

Net cash provided by (used in) operating
activities	1,103,596	(131,567)

Cash flows from investing activities:
Purchases of property and equipment	(18,832)	(98,818)

Net cash used in investing activities	(18,832)	(98,818)

Net increase (decrease) in cash and cash equivalents	1,084,764	(230,385)
Cash and cash equivalents at beginning of period	1,258,273	609,919

Cash and cash equivalents at end of period	$ 2,343,037	$ 379,534

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$ 625,412	$ 540,860

                           See accompanying notes to unaudited condensed consolidated financial statements.

1)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by Travelzoo Inc. (the "Company" or "Travelzoo") in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company, and its results of operations and cash flows. These condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related notes as of and for the year ended December 31, 2002, included in the Company's Form 10-K filed with the SEC on March 28, 2003.

The consolidated financial statements include the accounts of Travelzoo and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003 or any other future period, and the Company makes no representations related thereto.

During January 2001, the Board of Directors of Travelzoo.com Corporation proposed that Travelzoo.com Corporation be merged with Travelzoo Inc. whereby Travelzoo Inc. would be the surviving entity. On March 15, 2002, the stockholders of Travelzoo.com Corporation approved the merger with Travelzoo Inc. On April 25, 2002, the certificate of merger was filed in Delaware upon which the merger became effective and Travelzoo.com Corporation was dissolved. Each outstanding share of common stock of Travelzoo.com Corporation was converted into the right to receive one share of common stock of Travelzoo Inc. Former stockholders of Travelzoo.com Corporation have a period of two years to receive shares of Travelzoo Inc. Travelzoo.com Corporation had 11,295,874 shares outstanding. As of June 30, 2003, 7,148,184 shares of Travelzoo.com Corporation had been exchanged for shares of Travelzoo Inc. The remaining 4,147,690 shares of Travelzoo Inc. that may be exchanged are included in the issued and outstanding common stock of Travelzoo Inc. and the calculations of basic and diluted earnings per share. The merger was accounted for as a combination of entities under common control using “as-if pooling-of-interests” accounting. Under this method of accounting, the assets and liabilities of Travelzoo.com Corporation and Travelzoo Inc. were carried forward to the combined company at their historical costs. In addition, all prior period financial statements of Travelzoo Inc. were restated to include the combined results of operations, financial position and cash flows of Travelzoo.com Corporation. The restated results for Travelzoo Inc. are identical to the combined results of Travelzoo.com Corporation and Travelzoo Inc.

2)	Revenue Recognition

Substantially all revenue consists of advertising sales. Advertising revenues are derived principally from the sale of advertising on the Travelzoo website and in the Travelzoo Top 20 e-mail newsletter.

Advertising revenues are recognized in the period in which the advertisement is displayed, provided that evidence of an arrangement exists, the fees are fixed and determinable, no significant obligations remain at the end of the period, and collection of the resulting receivable is deemed probable. Where collectibility is not probable, the revenue will be recognized upon cash collection, provided that the other criteria for revenue recognition have been met. If fixed-fee advertising is displayed over a term greater than one month, revenues are recognized ratably over the period. To the extent that any minimum guaranteed impressions are not met during the contract period, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved. Fees for banner advertising and other variable-fee advertising arrangements are recognized based on the number of impressions displayed or clicks delivered during the period.

The Company had outsourced part of its advertising sales and production activities to DoubleClick, Inc. (“DoubleClick”). The agreement with DoubleClick was canceled as of August 23, 2002. Under the terms of the agreement with DoubleClick, the Company received a portion of the revenue received by DoubleClick from clients for the display of advertising on the Travelzoo website. The Company records these revenues on a net basis. The gross revenue received by DoubleClick from advertising on the Travelzoo website was $-0- and $45,521 for the six months ended June 30, 2003 and 2002, respectively. The Company’s share of this income, which has been recorded as revenue, was $-0- and $20,394 for the six months ended June 30, 2003 and 2002, respectively.

Commissions are recorded as the net amount received by the Company and are recognized in the period in which the commissions earned are reported to the Company by the e-commerce partner.

In October 2001, the Company completed the acquisition of the Weekends.com domain name. As consideration for the purchase, the Company paid the seller $125,000 in cash and agreed to provide a minimum number of clicks to the seller's other websites through advertising placed on the Travelzoo website. The fair value of the advertising services of $89,286 was determined based on the cash price of similar advertising services and recorded as deferred revenue. The revenue is being recognized as the clicks are delivered, and $3,410 of such revenue was recognized for the six months ended June 30, 2002. The agreement with the seller to provide advertising services expired on September 30, 2002. As such, $69,427 of advertising was not delivered and the carrying amounts of the intangible asset and related deferred revenue were reduced accordingly.

3)	Stock-based Compensation

The Company adopted Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, during the quarter ended March 31, 2003. As required under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, the pro forma effects of stock-based compensation on net income and net earnings per common share have been estimated at the time of grant using the Black-Scholes option-pricing model.

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net income and net earnings per common share were as follows:

	Six months ended June 30,

	2003	2002

Net income as reported	$981,010	$ 281,620
Stock-based compensation included
in determination of net income	—	—
Stock-based compensation determined
under the fair-value based method	—	(954)

Pro-forma net income as if the fair
value based method had been applied
to all awards	$981,010	$ 280,666

Pro-forma basic and diluted net income
per share as if the fair value based
method had been applied to all awards	$ 0.05	$ 0.01

The fair value of options granted was calculated as of the grant date using the Black-Scholes method with the following assumptions:

	2003	2002

Numbers of options granted	—	33,589
Grant date fair value of options	—	0.06
Grant date fair value of the common stock	$ —	$ 0.56
Expected life of the option (in years)	—	5
Annual volatility	—	51%
Risk-free interest rates	—	4.5%
Dividend rate	—	—

4)	Net Income Per Share

Net income per share has been calculated under SFAS No. 128, Earnings per Share. Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and potential common shares outstanding during the period. Potential common shares included in the diluted calculation consists of incremental shares issuable upon the exercise of outstanding stock options calculated using the treasury stock method.

The following table sets forth the calculation of basic and diluted net income per share:

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Basic net income per share: Net income	$596,397	$145,880	$981,010	$281,620

Weighted average common shares	19,425,147	19,425,147	19,425,147	19,425,147

Basic net income per share	$0.03	$0.01	$0.05	$0.01

Diluted net income per share:
Net income	$596,397	$145,880	$981,010	$281,620

Weighted average common shares	19,425,147	19,425,147	19,425,147	19,425,147
Effect of dilutive securities stock options	1,073,518	—	1,076,455	—

Diluted weighted average common shares	20,498,665	19,425,147	20,501,602	19,425,147

Diluted net income per share	$0.03	$0.01	$0.05	$0.01

For the three and six months ended June 30, 2002, all outstanding stock options were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

5)	Commitments

The Company leases office space in Mountain View, California, New York, New York and Miami, Florida, under operating leases which expire on December 31, 2003, June 30, 2004 and May 31, 2004, respectively. The future minimum rental payments under these operating leases as of June 30, 2003 and December 31, 2002 total $626,463 and $556,940, respectively. The future lease payments consist of $359,362 of payments due in 2003 and $267,101 of payments due in 2004.

6)	Significant Customer Information and Segment Reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within a company for making operational decisions and assessing performance. As of June 30, 2003, the Company has one operating segment.

Significant customer information is as follows:

	Percent of revenues		Percent of accounts receivable
	Six months ended June 30,		June 30,
Customer	2003	2002	2003	2002
A	13%	17%	21%	22%
B	*	—	—	12%
C	10%	15%	17%	17%

All of the above customers are located in the United States of America.
* Less than 10%

7)	Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for the Company beginning in 2003 and the adoption of this statement did not have a material impact on the consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). The interpretation provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure, that functions to support the activities of the primary beneficiary. The interpretation is effective as of the beginning of the Company’s third quarter of 2003 for variable interest entities created before February 1, 2003. The Company holds no interest in any variable interest entities. Accordingly, the adoption of this statement is currently not expected to have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classifed as liabilities in statements of financial position. This statement is effective for interim periods beginning after June 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material effect on its consolidated financial statements.

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer of any securities other than those to which it relates or any offer to sell, or a solicitation of an offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

		354,400 Shares Common Stock
__________________ TABLE OF CONTENTS
Summary	1
Risk Factors	5	__________________
Cautionary Statement Regarding Forward-Looking Information	12	PROSPECTUS
Use of Proceeds	12	__________________
Capitalization	13
Selected Financial Data	14
Management’s Discussion and Analysis of Financial Condition and Results of Operations	15
Business	22
Management	29
Certain Transactions Between Travelzoo and Its Affiliates	32
Principal and Selling Stockholders	33
Price Range of Common Stock and Dividend Information	36
Plan of Distribution	37
Legal Matters	39
Experts	39
Where You Can Find More Information About Us	40
Index to Financial Statements	F-1

Until _______, 2003, all dealers that effect transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby**:

SEC Registration Fee	$203.72
Accounting Fees and Expenses	$60,000.00	*
Legal Fees and Expenses	$160,000.00	*
Miscellaneous Expenses	$1,796.28	*

Total	$222,000.00	*

_________________

*	Estimated

**	The selling stockholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 14. Indemnification of Directors and Officers

        The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        As permitted by Delaware law, the Registrant’s certificate of incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to the Registrant or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

        The Registrant’s certificate of incorporation further provides that the Registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant believes that indemnification under its certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

        The Registrant has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Registrant to indemnify such directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person’s services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

         The following is a summary of our sales of securities during the past three years that were not registered under the Securities Act of 1933, as amended:

         Issuances of Capital Stock

         On January 22, 2001, we issued 8,129,273 share of common stock and an option to acquire 2,158,349 shares of our common stock to our Chief Executive Officer in exchange for all of the outstanding shares of Silicon Channels Corporation.

         Stock Options Grants

         On October 30, 2001, we granted to our employees, directors and consultants options to purchase 210,000 shares of our common stock at an exercise price of $2.00 per share.

         On March 25, 2001, we granted to our employees, directors and consultants options to purchase 33,589 shares of our common stock at an exercise price of $3.00 per share.

         Stock Options Exercises

         All of the above-described issuances were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions not involving a public offering or (ii) Rule 701 promulgated under the Securities Act or (iii) as transactions not involving a sale of securities. With respect to each transaction listed above, no general solicitation was made by either us or any person acting on our behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16. Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement**
5.1	Opinion of Bryan Cave LLP regarding the validity of the Common Stock**
10.1	Form of Warrant**
10.2	Form of Registration Rights Agreement
23.1	Consent of KPMG LLP
23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1)**
24.1	Power of Attorney (included on signature page)**

**	Previously filed.

Item 17. Undertakings

        (a)   The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this pre-effective no. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 26, 2003.

TRAVELZOO INC.
By:	/s/ RALPH BARTEL
Ralph Bartel, Chairman of the Board, Chief Executive Officer and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Ralph Bartel*	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	August 26, 2003
(Ralph Bartel)
Lisa Su*	Controller (Principal Accounting Officer)	August 26, 2003
(Lisa Su)
David J. Ehrlich*	Director	August 26, 2003
(David J. Ehrlich)
Suzanna Mak*	Director	August 26, 2003
(Suzanna Mak)
Donovan Neale-May*	Director	August 26, 2003
(Donovan Neale-May)
Kelly M. Urso*	Director	August 26, 2003
(Kelly M. Urso)

* By:	/s/ RALPH BARTEL
Ralph Bartel, Attorney in fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement**
5.1	Opinion of Bryan Cave LLP regarding the validity of the Common Stock**
10.1	Form of Warrant**
10.2	Form of Registration Rights Agreement
23.1	Consent of KPMG LLP
23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1)**
24.1	Power of Attorney (included on signature page)**

**	Previously filed.